Exhibit 2.1
EXECUTION VERSION
AGREEMENT AND PLAN OF MERGER
among
BRESNAN BROADBAND HOLDINGS, LLC,
PROVIDENCE EQUITY BRESNAN CABLE LLC,
BBHI HOLDINGS LLC,
BBHI ACQUISITION LLC
and
Solely for Purposes of Sections 5.4(c) and 8.2(d),
CSC HOLDINGS, LLC
Dated as of June 13, 2010

i

SCHEDULES
SCHEDULES

Schedule 1.1	-	Non-Solicitation Employees
Schedule 1.1(a)	-	Base Working Capital Value and Calculations
Schedule 1.1(b)	-	Geographic Areas
Schedule 1.1(c)	-	Current Assets
Schedule 1.1(d)	-	Current Liabilities
Schedule 3.1(b)	-	Other Equity Interests
Schedule 3.1(c)	-	Equity Interests of the Company
Schedule 3.3	-	Company Required Consents
Schedule 3.6(i)	-	Audited Financial Statements
Schedule 3.6(ii)	-	Unaudited Financial Statements
Schedule 3.9	-	Litigation and Claims
Schedule 3.10(a)	-	Franchises; Governmental Authorizations
Schedule 3.10(d)	-	Requests for Franchises
Schedule 3.11	-	Company Contracts
Schedule 3.12(a)	-	Owned Real Property
Schedule 3.12(b)	-	Leases of Real Property
Schedule 3.12(e)	-	Right to Occupy Real Property
Schedule 3.14(a)	-	Company Benefits Plans
Schedule 3.14(i)	-	Exceptions for Severance
Schedule 3.15	-	Collective Bargaining Agreements
Schedule 3.17	-	Underground Storage Tanks
Schedule 3.18	-	Taxes
Schedule 3.20(a)	-	Subscriber Information
Schedule 3.20(b)	-	System Information
Schedule 3.20(c)	-	No Ownership of Other Systems
Schedule 3.21	-	Programming
Schedule 3.22	-	Bonds
Schedule 3.25	-	Affiliate Transactions
Schedule 4.3	-	Parent Required Consents
Schedule 4.6(d)	-	Parent Side Letters
Schedule 5.1(a)	-	Employee Contacts
Schedule 5.2(a)	-	Exceptions to Conduct of Business

ANNEXES

Annex A	-	Company Disclosure Schedule
Annex B	-	Acquiror Disclosure Schedule

EXHIBITS

Exhibit A	-	Unit Holders’ Agreement
Exhibit B	-	Non-Solicitation Agreements
Exhibit C	-	Bresnan Name License Agreement
Exhibit D	-	Form of Adjustment Escrow Agreement
Exhibit E	-	Form of Amended and Restated Certificate of Formation of the Company
Exhibit F	-	Form of Amended and Restated LLC Agreement of the Company
Exhibit G	-	Net2Phone Letter
Exhibit H	-	Form of Solvency Certificate
Exhibit I	-	Form of Termination Agreement

v

     This AGREEMENT AND PLAN OF MERGER, dated as of June 13, 2010, is by and among Bresnan Broadband Holdings, LLC, a Delaware limited liability company (the “Company”), BBHI Holdings LLC, a Delaware limited liability company (“Acquiror”), BBHI Acquisition LLC, a Delaware limited liability company (“Acquiror Sub”), and Providence Equity Bresnan Cable LLC (“Unit Holders’ Representative”) and, solely for purposes of Sections 5.4(c) and 8.2(d), CSC Holdings, LLC, a Delaware limited liability company (the “Ultimate Parent”).
RECITALS
     A. The Company, through its direct and indirect subsidiaries Bresnan Communications, LLC, a Delaware limited liability company (“Bresnan”), Bresnan Digital Services, LLC, a Delaware limited liability company (“Bresnan Digital”), Bresnan Broadband of Colorado, LLC, a Colorado limited liability company (“Bresnan of Colorado”), Bresnan Broadband of Montana, LLC, a Montana limited liability company (“Bresnan of Montana),” Bresnan Broadband of Utah, LLC, a Utah limited liability company (“Bresnan of Utah”), Bresnan Microwave of Montana, LLC, a Montana limited liability company (“Bresnan Microwave”) and Bresnan Broadband of Wyoming, LLC, a Wyoming limited liability company (“Bresnan of Wyoming” and, collectively with Bresnan Digital, Bresnan Microwave, Bresnan of Colorado, Bresnan of Montana, and Bresnan of Utah, the “Subsidiaries”), is engaged in the Business;
     B. The parties desire that Acquiror Sub merge with and into the Company (the “Merger”), with the Company to be the surviving entity of the Merger, on the terms and subject to the conditions of this Agreement and pursuant to the Limited Liability Company Act of the State of Delaware (“Delaware Law”);
     C. The board of directors of Acquiror and Acquiror Sub, and the board of member representatives of the Company have determined that the Merger is in the best interests of their respective equity holders and have approved and declared advisable this Agreement and the Merger, on the terms and conditions set forth in this Agreement; and
     D. In order to induce Acquiror and Acquiror Sub to enter into this Agreement, concurrently with the execution and delivery of this Agreement, (i) Acquiror and certain of the Unit Holders are executing and delivering an agreement in the form attached hereto as Exhibit A (the “Unit Holders’ Agreement”), (ii) each of the employees of the Manager set forth on Schedule 1.1 are executing and delivering a Non-Solicitation Agreement in the form of Exhibit B attached hereto, which shall become effective only upon Closing and (ii) the Manager is executing and delivering a License Agreement in the form of Exhibit C attached hereto pursuant to which the Company and the Subsidiaries will be entitled to use the Bresnan name and associated Trademarks.

AGREEMENT
     In consideration of the Recitals above, which are hereby incorporated into this Agreement by reference, the representations, warranties, covenants and undertakings contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:
ARTICLE I.
DEFINITIONS AND TERMS
     Section 1.1 Certain Definitions. As used in this Agreement, the following terms have the meanings set forth below:
     “Acquiror” has the meaning set forth in the Preamble.
     “Acquiror Disclosure Schedule” means the Acquiror Disclosure Schedule attached hereto as Annex B.
     “Acquiror Plans” has the meaning set forth in Section 5.6(b).
     “Acquiror Required Consents” means consents, approvals, waivers, authorizations, notices and filings required to be obtained by Acquiror or Acquiror Sub from, or to be given by Acquiror or Acquiror Sub to, or made by Acquiror or Acquiror Sub with, any Person in connection with the execution, delivery and performance by Acquiror or Acquiror Sub of this Agreement.
     “Acquiror Sub” has the meaning set forth in the Preamble.
     “Acquisition Deduction” means, with respect to any of the proposed acquisitions by the Company and/or any Subsidiary set forth on Schedule 5.2 of the Company Disclosure Schedule that have not been consummated (whether because a contract has not been signed, has been terminated or has not closed) on or prior to third Business Day preceding the Closing, the aggregate of the values set forth in such Schedule with respect to each such acquisition.
     “Action” means any litigation, claim, action, arbitration, suit, hearing or proceeding (whether civil, criminal or administrative).
     “Adjusted Closing Funded Indebtedness” means the Closing Funded Indebtedness as finally determined pursuant to Section 2.5.
     “Adjusted Closing Net Working Capital” means the Closing Net Working Capital as finally determined pursuant to Section 2.5.
     “Adjusted Closing Transaction Expenses” means the Closing Transaction Expenses as finally determined pursuant to Section 2.5.

     “Adjustment Escrow Agent” means Wilmington Trust or, if such Person cannot or will not execute the Adjustment Escrow Agreement, such other person as shall be mutually and reasonably agreed upon by Unit Holder Representative and Acquiror.
     “Adjustment Escrow Agreement” means the Escrow Agreement by and among Acquiror, Acquiror Sub, the Unit Holders’ Representative and the Adjustment Escrow Agent substantially in the form attached hereto as Exhibit D.
     “Adjustment Escrow Amount” means $20 million.
     “Adjustment Escrow Fund” means the Adjustment Escrow Amount, together with all interest and other earnings with respect thereto as of the applicable time.
     “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such other Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made; provided, however, that notwithstanding the foregoing with respect to any obligations of Acquiror and Acquiror Sub under this Agreement only the Ultimate Parent and all Persons directly and indirectly controlled by the Ultimate Parent shall be deemed to be Affiliates of Acquiror and Acquiror Sub. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities or by contract or otherwise.
     “Affiliate Transactions” has the meaning set forth in Section 3.25.
     “Agreement” means this Agreement and Plan of Merger, as it may be amended or supplemented from time to time in accordance with the terms hereof.
     “Antitrust Division” has the meaning set forth in Section 5.4(b).
     “Antitrust Laws” has the meaning set forth in Section 5.4(c).
     “Antitrust Objection” has the meaning set forth in Section 5.4(c).
     “Audited Financial Statements” has the meaning set forth in Section 3.6.
     “Available Financing” has the meaning set forth in Section 5.11(b).
     “Base Working Capital Value” means the amount set forth on Schedule 1.1(a), calculated as described on such Schedule.
     “Basic Subscriber” means a “Basic Subscriber” as determined pursuant to the Subscriber Accounting Policy.
     “Benefit Plans” has the meaning set forth in Section 3.14(a).

     “Books and Records” means all books, ledgers, files, reports, plans, records, manuals, maps and engineering data and test results held by the Company.
     “Business” means the business of directly or indirectly owning and operating Systems that provide customers with analog and digital multichannel video programming services, high-speed internet services, digital telephone services and other telecommunications and voice services in the geographic areas listed in Schedule 1.1(b).
     “Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York City are authorized or obligated by Law or executive order to close.
     “Buyer Entities” has the meaning set forth in 8.2(d).
     “Chosen Courts” has the meaning set forth in Section 9.10.
     “Claim” has the meaning set forth in Section 5.7(a).
     “Class A Common Units” means the Class A Common Units in the Company, as defined in the LLC Agreement.
     “Class B Common Units” means the Class B Common Units in the Company, as defined in the LLC Agreement.
     “Closing” has the meaning set forth in Section 2.1(b).
     “Closing Date” means the time at which and the date on which the Closing actually occurs.
     “Closing Funded Indebtedness” means the aggregate amount of Funded Indebtedness of the Company and the Subsidiaries outstanding at 11:59 p.m., New York City time on the day immediately prior to the Closing Date determined in accordance with GAAP .
     “Closing Net Working Capital” means (i) the total Current Assets at 11:59 p.m., New York City time on the day immediately prior to the Closing Date, minus (ii) the total Current Liabilities at 11:59 p.m., New York City time on the day immediately prior to the Closing Date, calculated as described in Schedule 1.1(a).
     “Closing Transaction Expenses” means all Transaction Expenses that are unpaid at 11:59 p.m., New York City time on the day immediately prior to the Closing Date.
     “Code” means the Internal Revenue Code of 1986, as amended.
     “Communications Act” means the Communications Act of 1934, including the Cable Communications Policy Act of 1984, the Cable Television Consumer Protection and Competition Act of 1992 and the Telecommunications Act of 1996, each as amended.
     “Company” has the meaning set forth in the Preamble.

     “Company Disclosure Schedule” means the Company Disclosure Schedule attached hereto as Annex A.
     “Company’s Knowledge,” or any similar phrase, means the actual knowledge of Jeffrey DeMond, President and CEO; Andrew Kober, Executive VP and CFO; Steven Brookstein, Executive VP and COO; Robert Bresnan, Executive VP and General Counsel; Patrick Bresnan, Senior VP; Jackie Heitman, Senior VP, Marketing; Leonard Higgins, Senior VP, Product Management & Commercial Sales; Terry St. Marie, Senior VP, Operations; Margot Bright, Senior VP and Treasurer; Jeanne Rudell, Senior VP, Human Resources; Pragash Pillai, Senior VP, Engineering & Technology; and Sean O’Donnell, Regional Senior VP, Field Operations.
     “Company Required Consents” has the meaning set forth in Section 3.3.
     “Confidentiality Agreement” means the letter agreement between the Company and Ultimate Parent, dated March 12, 2010.
     “Confirmation Letter” has the meaning set forth in Section 5.1(d).
     “Continuing Employees” means those Employees whose employment with the Company is continued following the Closing, pursuant to Section 5.6(a).
     “Contracts” means all agreements, contracts, leases, subleases, purchase orders, arrangements, commitments and licenses (other than this Agreement and the Leases) to which the Company or a Subsidiary is a party or by which any of their assets are bound, whether written or oral.
     “CPA Firm” means PricewaterhouseCoopers or such other firm of independent certified public accountants on which the Company and Acquiror shall agree.
     “Current Assets” means the consolidated current assets of the Company, as determined in accordance with GAAP applying consistent principles, practices, methodologies and policies as those set forth in the Audited Financial Statements, excluding and including the categories of assets set forth on Schedule 1.1(c).
     “Current Liabilities” means the consolidated current liabilities of the Company, as determined in accordance with GAAP applying consistent principles, practices, methodologies and policies as those set forth in the Audited Financial Statements, excluding and including the categories of liabilities set forth on Schedule 1.1(d).
     “Debt Commitment Letter” means the executed commitment letter, among Acquiror, Acquiror Sub and Bank of America, N.A., Bank of America Bridge LLC, Banc of America Securities LLC and Citigroup Global Markets Inc., dated as of June 11, 2010 as the same may be amended or replaced from time to time as permitted by this Agreement.
     “Debt Financing” means the financing to be provided pursuant to or as contemplated by the Debt Commitment Letter.

     “Debt Financing Sources” means the financial institutions party to the Debt Commitment Letter and lenders providing the Debt Financing.
     “Delaware Law” has the meaning set forth in the Recitals.
     “Demising Leases” has the meaning set forth in Section 3.12(a).
     “Digital Subscriber” means a “Digital Subscriber” as determined pursuant to the Subscriber Accounting Policy.
     “Discontinued Channel” has the meaning set forth in Section 5.9.
     “Effective Time” has the meaning set forth in Section 2.1(c).
     “Employees” means all of the following:
     (i) all persons who are active employees of the Company or a Subsidiary on the Closing Date, including such employees who are on vacation or a regularly scheduled day off from work; provided, that employees of the Company or a Subsidiary who are on temporary leave for purposes of jury or annual two-week national service/military duty shall be deemed to be active employees;
     (ii) employees of the Company or a Subsidiary who are on nonmedical leaves of absence on the Closing Date; provided, that no such employee shall be guaranteed reinstatement to active service if his return to employment is contrary to the terms of his leave, unless otherwise required by applicable Law (for purposes of the foregoing, nonmedical leave of absence shall include maternity or paternity leave, leave under the Family and Medical Leave Act of 1993 or any comparable state Law, educational leave, military leave with veteran’s reemployment rights under federal or state Law, or personal leave, unless any of the foregoing is determined to be a medical leave); and
     (iii) employees of the Company or a Subsidiary who are on disability or medical leave on the Closing Date and for whom less than one hundred eighty (180) calendar days has elapsed as of the Closing Date since their last day of active employment.
     “Employee Contacts” has the meaning set forth Section 5.1(a).
     “Encumbrance” means any lien, pledge, charge, claim, encumbrance, security interest, option, mortgage, easement or similar restriction.
     “End Date” has the meaning set forth in Section 8.2(a).
     “Enterprise Value” means $1,365,000,000.
     “Environmental Law” means any Law (including common law) and any Governmental Authorization relating to the protection of human health or safety as it relates to environmental matters or the environment (including air, surface water, groundwater, drinking water supply, and surface or subsurface land or structures).
     “Equity Commitment Letter” means the executed commitment letter among Acquiror and the Ultimate Parent, dated as of the date of this Agreement.
     “Equity Financing” means the financing to be provided to the Acquiror pursuant to the Equity Commitment Letter.
     “Equity Interest” means, with respect to any Person, any share or other similar interest, however designated, in the equity of such Person, including capital stock, partnership interests, membership interests, and any option or warrant with respect thereto and any other right to acquire any such interest and any securities or other rights convertible into, or exercisable or exchangeable for, any such interest.
     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
     “ERISA Plan” has the meaning set forth in Section 3.14(c).
     “Estimated Closing Funded Indebtedness” means the Company’s good faith estimate of the Closing Funded Indebtedness as set forth in the statement delivered pursuant to Section 2.3.
     “Estimated Closing Net Working Capital” means the Company’s good faith estimate of the Closing Net Working Capital as set forth in the statement delivered pursuant to Section 2.3; provided, however, that if such estimate is greater than $-38.6 million, then the Estimated Net Working Capital shall be deemed to be $-38.6 million.
     “Estimated Closing Transaction Expenses” means the Company’s good faith estimate of the Closing Transaction Expenses as set forth in the statement delivered pursuant to Section 2.3.
     “FCC” means the Federal Communications Commission.
     “Final Consideration” means the amount produced by the following formula: (i) the Enterprise Value minus (ii) the Adjusted Closing Funded Indebtedness plus (iii) if the Adjusted Closing Net Working Capital exceeds the Base Working Capital Value, the amount of such excess minus (iv) if the Adjusted Closing Net Working Capital is less than the Base Working Capital Value, the difference between such amounts minus (v) the Adjusted Closing Transaction Expenses minus (vi) the Acquisition Deduction, if any.
     “Financing” means the Debt Financing and the Equity Financing.
     “Financing Letters” means the Debt Commitment Letter and the Equity Commitment Letter.
     “First Date” has the meaning set forth in Section 2.1(b).

     “Fixtures and Equipment” means all furniture, furnishings, vehicles, equipment, computers, tools, electronic devices, towers, trunk and distribution cable, decoders and spare decoders for scrambled satellite signals, amplifiers, power supplies, conduits, vaults and pedestals, grounding and pole hardware, installed subscriber devices (including, drop lines, converters, encoders, transformers behind television sets and fittings), headends and hubs (origination, transmission and distribution systems) hardware and closed circuit devices and other tangible personal property (other than Inventory) held by the Company, wherever located.
     “Franchise” means each franchise, as such term is defined in the Communications Act, granted by a Government Entity authorizing the construction, upgrade, maintenance and operation of any part of the System.
     “FTC” means the U.S. Federal Trade Commission.
     “Fundamental Representations” has the meaning set forth in Section 6.2(a).
     “Funded Indebtedness” means, as of any particular time, without duplication, the sum of all amounts owing by the Company or the Subsidiaries to repay in full amounts due and terminate all obligations with respect to (i) that certain First Lien Credit Agreement dated as of March 29, 2006, as amended, by and among Bresnan, the Company and the subsidiaries of Bresnan from time to time party thereto, the lenders from time to time party thereto, and Wells Fargo, National Association, as successor to Wachovia Bank, National Association, (ii) that certain Second Lien Credit Agreement dated as of March 29, 2006, as amended, by and among Bresnan, the Company and the subsidiaries of Bresnan from time to time party thereto, the lenders from time to time party thereto, and Wells Fargo, National Association, as successor to Wachovia Bank, National Association, (iii) all other indebtedness for borrowed money of the Company and the Subsidiaries, and all obligations evidenced by bonds, debentures, notes or other similar instruments or pursuant to any guarantee, (iv) all amounts drawn under letters of credit, banker’s acceptance or similar facilities, (v) all obligations with respect to hedging, swaps or similar arrangements, (vi) all obligations for the deferred purchase price of assets, property or services and (vii) all obligations under capital or direct financing leases and purchase money and/or vendor financing.
     “GAAP” means United States generally accepted accounting principles.
     “Governmental Authorizations” means all licenses, permits, certificates, filings, registrations and other authorizations and approvals that the Company or any Subsidiary is required to obtain from, or make with, any Government Entity.
     “Government Antitrust Entity” means any Government Entity with jurisdiction over the enforcement of any U.S. Antitrust Law or other similar Law.
     “Government Entity” means the United States or any federal, state or local or foreign court, authority, agency, administrative or regulatory body or other governmental or quasi-governmental entity with competent jurisdiction.

     “HSI Subscriber” means a subscriber to Bresnan’s high-speed modem service, as determined pursuant to the Subscriber Accounting Policy.
     “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder.
     “Indemnitees” has the meaning set forth in Section 5.6(c).
     “Initial Consideration” means the amount produced by the following formula: (i) the Enterprise Value minus (ii) the Estimated Closing Funded Indebtedness plus (iii) if the Estimated Closing Net Working Capital exceeds the Base Working Capital Value, the amount of such excess minus (iv) if the Estimated Closing Net Working Capital is less than the Base Working Capital Value, the difference between such amounts minus (v) the Estimated Closing Transaction Expenses minus (vi) the Acquisition Deduction, if any.
     “Law” means any law, statute, ordinance, rule, regulation, code, order, judgment, injunction or decree enacted, issued, promulgated or entered by a Government Entity, as in effect as of the applicable time.
     “Leased Real Property” means the real property that is the subject of any of the Leases, including any leasehold improvements related to such Lease.
     “Leases” means any lease, subleases or other occupancy agreement to which the Company or a Subsidiary holds the right to use or is a party, governing the use of real property owned by Persons other than the Company or such Subsidiary, as the case may be.
     “LFA Approvals” means all consents, approvals or waivers required to be obtained from Government Entities with respect to the change in control of Franchises in connection with the Merger.
     “LLC Loans” has the meaning set forth in Section 3.1(c).
     “Liabilities” means any and all debts, liabilities, commitments and obligations of any kind however arising, whether fixed or contingent and whether or not matured, accrued, asserted, known, determined, determinable or required by GAAP to be reflected in financial statements or disclosed in the notes thereto.
     “LLC Agreement” means the Third Amended and Restated Limited Liability Company Agreement of the Company, dated March 20, 2003, as amended to date.
     “Losses” means damages, losses, charges, Liabilities, claims, demands, actions, suits, proceedings, payments, judgments, settlements, assessments, deficiencies, Taxes, interest, penalties, and reasonable costs and expenses (including reasonable attorneys’ fees and out of pocket disbursements).
     “Marketing Period” means the first period of 30 consecutive days after the date of this Agreement beginning on the date on which all of the Required Information (together with the authorization letter referred to in Section 5.11(b)(viii)) has been delivered as required by Section 5.11 throughout which (i) Acquiror shall have had the Required Information and (ii) the conditions set forth in Section 6.1 have been satisfied (other than conditions that by their nature can only be satisfied at Closing) and nothing shall have occurred and no condition shall have existed that would cause any of the conditions set forth in Section 6.2 to fail to be satisfied assuming the Closing were to be scheduled for any time during such 30-day period; provided, that if the Company in good faith reasonably believes it has delivered the Required Information, it may deliver to Acquiror a written notice to that effect (stating when it believes it completed such delivery), in which case the Required Information will be deemed to have been delivered on the date of such notice unless Acquiror in good faith reasonably believes the Company has not completed delivery of the Required Information and, within four (4) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect; provided, further if the Marketing Period has not ended on or prior to August 19, 2010, the Marketing Period shall commence no earlier than September 7, 2010; provided, further that such 30-day period shall not include any day from and including November 22, 2010 through and including November 25, 2010; provided, further, that if the Marketing Period has not ended on or prior to December 17, 2010, the Marketing Period shall commence no earlier than January 4, 2011; and provided, further, that the “Marketing Period” shall be deemed not to have commenced if, prior to the completion of such 30-day period, any of the following events shall have occurred: (i) KPMG LLP shall have withdrawn its audit opinion with respect to any of the financial statements included in the Required Information or (ii) the Company shall have announced any intention to restate any material financial information included in the Required Information or that any such restatement is under consideration, in which case the Marketing Period shall be deemed not to commence at the earliest unless and until such restatement has been completed or the Company has determined that no restatement shall be required; and provided, further, that notwithstanding any of the foregoing if the financial statements included in the Required Information that are available to Acquiror and Acquiror Sub on the first day of any such 30-day period would be required to be updated pursuant to Rule 3-12 of Regulation S-X on any day during such 30-day period if a registration statement using such financial statements were to be filed with the SEC on such date then a new 30-day period shall commence; it being understood and agreed that on and after February 11, 2011, the Marketing Period shall be deemed not to commence unless the Company has delivered to Acquiror and Acquiror Sub audited consolidated financial statements of the Company and the Subsidiaries as at and for the fiscal year ended on December 31, 2010 of the type otherwise required in the Required Information.
     “Manager” means Bresnan Communications, Inc., a New York corporation.
     “Material Adverse Effect” means any effect that (a) is materially adverse to the business, results of operations, financial condition, cash flows, assets or liabilities of the Company and the Subsidiaries, taken as a whole, excluding any such effect to the extent resulting from or arising out of: (i) any actual or proposed change after the date of this Agreement in Law or GAAP or any other accounting standards or interpretations thereof applicable to the Company and the Subsidiaries or the Business; (ii) any change in international, national, regional, local or industry-wide economic or business conditions (including financial and capital market conditions); (iii) changes or conditions generally affecting the multichannel video programming, high-speed data or telephony industries; (iv) any attack on, or by, outbreak or escalation of hostilities or acts of war, sabotage or terrorism or natural disasters or any other national or international calamity; (v) conditions generally affecting or related to attributes of Acquiror, Acquiror Sub or their Affiliates (other than any such conditions covered by any other clauses in this definition) or otherwise attributable to actions taken by Acquiror, Acquiror Sub or their Affiliates, including any violation of the terms of this Agreement by Acquiror or Acquiror Sub, (vi) the execution of this Agreement or the announcement of the Sale Process or the Merger, or the pendency of the Merger (including any loss of, or adverse change in, the relationship of the Company and/or the Subsidiaries with their employees, customers, distributors, partners or suppliers or any other Persons with whom they transact business that is proximately caused thereby); or (vii) any failure by the Company or any of the Subsidiaries, in and of itself, to meet any internal or published projections, forecasts or predications of revenues, earnings or cash flows for any period (although this clause (vii) shall not apply to the facts and circumstances that may have given rise or contributed to any such failure); provided, however, that notwithstanding the foregoing, clauses (i), (ii), (iii) and (iv) shall not apply to the extent that the adverse effect on the Company and/or the Subsidiaries resulting from or arising out of the matters described therein is materially disproportionate to the adverse effects on other participants in the multichannel video programming, high-speed data or telephony industries in the United States or (b) would prevent the Company from consummating the transactions contemplated hereby.
     “Material Contracts” has the meaning set forth in Section 3.11(a).
     “Merger” has the meaning set forth in Section 2.1(a).
     “Net Cash Consideration” means the amount produced by the following formula: (i) Initial Consideration minus (ii) the Adjustment Escrow Amount minus (iii) the Unit Holders’ Representative Escrow Amount.
     “Net2Phone Agreement” has the meaning set forth in Section 5.1(d).
     “Notice of Objection” has the meaning set forth in Section 2.5(a).
     “Objections” has the meaning set forth in Section 2.5(a).
     “Ordinary Course” means the conduct of the Business by the Company and the Subsidiaries in accordance with their customary and normal practices, policies and procedures prior to the date of this Agreement.
     “Owned Real Property” means the real property owned by the Company or the Subsidiaries, including any and all buildings, plants, structures and improvements located thereon, fixtures attached thereto and all easements, rights-of-way, appurtenances and other rights benefiting such real property.
     “Pay-Off Letters” has the meaning set forth in Section 2.3.
     “Pension Plan” has the meaning set forth in 3.14(c).

     “Permitted Encumbrances” means (i) Encumbrances reflected or reserved against or otherwise disclosed in the balance sheet included in the Audited Financial Statements; (ii) mechanics’, materialmen’s, warehousemen’s, carriers’, workers’, or repairmen’s liens or other similar common law or statutory Encumbrances arising or incurred in the Ordinary Course for sums not yet due and payable or which are being contested by appropriate proceedings; (iii) liabilities for Taxes, assessments, levies, fees and other governmental charges not yet due and payable, that are due but not delinquent or that are being contested in good faith by appropriate proceedings, including the contest that is listed on Section 3.18 of the Company Disclosure Schedule; (iv) with respect to real property, (A) easements, quasi-easements, licenses, covenants, rights-of-way, rights of re-entry and other similar restrictions or defects of title that, in each case, individually or in the aggregate do not materially affect the operation of the property subject thereto, (B) zoning, building, subdivision and other similar requirements and restrictions that do not and would not reasonably be expected to materially affect the operation of the property subject thereto, (C) leases, subleases and other occupancy agreements and (D) landlords’ liens made in the Ordinary Course for amounts not yet due and payable or that are being contested in good faith by appropriate proceedings; (v) rights reserved to any Government Entity to regulate the affected property that do not materially affect the operation of the property subject thereto; and (vi) Encumbrances incurred in the Ordinary Course in connection with workers’ compensation and unemployment insurance or similar Laws.
     “Person” means an individual, corporation, partnership, association, limited liability company, Government Entity, joint venture, trust or other entity or organization.
     “Post-Closing Adjustment Amount” means the amount (which may be a positive or negative number) obtained by the following formula: (i) the Initial Consideration minus (ii) the Final Consideration.
     “Post-Closing Adjustment Notice” has the meaning set forth in Section 2.5(c).
     “Post-Closing Expenses” means the costs, fees, and expenses of winding down, liquidating, and dissolving the Manager, and any other costs, fees, or expenses reasonably incurred by the Unit Holders’ Representative in such capacity following the Closing.
     “Pre-Closing Tax Periods” has the meaning set forth in Section 5.5(e).
     “Proximate Cause Party” has the meaning set forth in Section 8.2(a).
     “Required Information” means, collectively, the Required Bank Information and the Required Notes Information.
     “Required Bank Information” has the meaning set forth in Section 5.11(b).
     “Required Notes Information” has the meaning set forth in Section 5.11(c).
     “Sale Process” means the sale process, commenced in March 2010, by which the Company offered the Systems and the Business for sale.

     “Series A Preferred Units” means the Series A Preferred Units in the Company, as described in the LLC Agreement.
     “Series B Preferred Units” means the Series B Preferred Units in the Company, as described in the LLC Agreement.
     “Solvent” has the meaning set forth in Section 4.7.
     “Straddle Period” has the meaning set forth in Section 5.5(b).
     “Subscriber Accounting Policy” means the Company’s policy with respect to calculating Basic Subscribers, Digital Subscribers, HSI Subscribers, and Telephone Subscribers, as set forth in Section 3.20(a) of the Company Disclosure Schedule.
     “Subsidiaries” has the meaning set forth in the Recitals.
     “Surviving Entity” has the meaning set forth in Section 2.1(a).
     “System” means any cable system, as such term is defined in the Communications Act, that is used in the operation of the Business.
     “Tax” or “Taxes” means all federal, state, local or non-U.S. taxes, charges, fees, duties, levies or other assessments including income, gross receipts, stamp, occupation, premium, environmental, windfall profits, value added, severance, property, production, sales, use, transfer, registration, duty, license, excise, franchise, payroll, employment, social security (or similar), unemployment, disability, withholding, alternative or add-on minimum, estimated, or other taxes, whether disputed or not, imposed by any Government Entity, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.
     “Tax Returns” means all returns, reports, declarations, claims for refunds, or information return or statements required to be filed with respect to Taxes, including any schedules or attachments thereto, or amendments thereof.
     “Telephone Subscriber” means a “Telephone Subscriber” as determined pursuant to the Subscriber Accounting Policy.
     “Termination Agreement” has the meaning set forth in Section 6.2(d).
     “Termination Fee” has the meaning set forth in Section 8.2(d).
     “Termination Payments” has the meaning set forth in Section 8.2(d).
     “Title Company” has the meaning set forth in Section 5.10.
     “Total Consideration” has the meaning set forth in Section 2.3.

     “Trademarks” means all trademarks, service marks, brand names, certification marks, collective marks, fictitious names, domain names, logos, symbols, trade dress, assumed names, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of the same.
     “Transaction Expenses” means (i) all costs and expenses incurred prior to the Closing Date by or on behalf of the Company and/or the Subsidiaries arising out of or relating to the Sale Process and the negotiation, execution and delivery of this Agreement and the consummation of the Merger and (ii) one-half of the Transfer Taxes.
     “Transfer Taxes” has the meaning set forth in Section 5.5(d).
     “Ultimate Parent” has the meaning set forth in the preamble to this Agreement.
     “Unaudited 2010 Financial Statements” has the meaning set forth in Section 3.6.
     “Unit Holders” means, collectively, all of the record owners of all of the issued and outstanding Units.
     “Unit Holders’ Agreement” has the meaning set forth in the Recitals.
     “Unit Holders’ Representative” has the meaning set forth in the preamble to this Agreement.
     “Unit Holders’ Representative Escrow Amount” shall mean an escrow fund in an amount equal to $10,000,000.00, or such other good faith estimate of the projected amount of any Post-Closing Expenses as the Unit Holders’ Representative or the Unit Holders may agree and notify Parent in writing at least three (3) Business Days prior to the Closing Date, to be held by the Unit Holders’ Representative in accordance with the terms of the Unit Holders’ Letter Agreement.
     “Units” means, collectively, the Class A Common Units, Class B Common Units, Series A Preferred Units and Series B Preferred Units.
     “WARN” means the Worker Adjustment and Retraining Notification Act.
     “WARN Act” has the meaning set forth in Section 3.15.
     Section 1.2 Other Terms. Other terms may be defined elsewhere in the text of this Agreement and, unless otherwise indicated, shall have such meaning throughout this Agreement.
     Section 1.3 Other Definitional Provisions. Unless the express context otherwise requires:
          (a) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

          (b) the terms defined in the singular have a comparable meaning when used in the plural, and vice versa;
          (c) the terms “Dollars” and “$” mean United States Dollars;
          (d) references herein to a specific Section, Subsection, Exhibit, Schedule or Annex shall refer, respectively, to the applicable Section, Subsection, Exhibit, Schedule or Annex of or to this Agreement;
          (e) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; and
          (f) references herein to any gender include each other gender.
ARTICLE II.
MERGER
     Section 2.1 The Merger.
          (a) Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time Acquiror Sub shall be merged with and into the Company (the “Merger”) in accordance with Delaware Law, whereupon the separate existence of Acquiror Sub shall cease, and the Company shall be the surviving entity (the “Surviving Entity”).
          (b) Upon the terms and subject to the conditions set forth in Article VI, the closing of the Merger (the “Closing”) shall take place at the offices of Weil, Gotshal & Manges LLP located at 767 Fifth Avenue, New York, NY 10016 at 10:00 a.m. (Eastern Time) on (a) a Business Day designated by the Company that is no more than five (5) Business Days following the first date on which all of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) have been satisfied or waived in accordance with the terms hereof (the “First Date”) or (b) at such other time and place as the parties hereto shall agree. Notwithstanding the immediately preceding sentence, if the Marketing Period has not ended by the First Date, then the Closing shall occur instead after the First Date on the earlier of (a) any Business Day before or during the Marketing Period as may be specified by Acquiror on no less than three (3) Business Days’ prior written notice to the Company and (b) the final day of the Marketing Period, or such other date, time, or place as agreed to in writing by the parties hereto.
          (c) Promptly following the Closing, the Company and Acquiror Sub shall file a certificate of merger with the Delaware Secretary of State and make all other filings or recordings required by Delaware Law in connection with the Merger. The Merger shall become effective at such time (the “Effective Time”) as the certificate of merger is duly filed with the Delaware Secretary of State (or at such later time as may be specified in the certificate of merger).

          (d) From and after the Effective Time, the Surviving Entity shall possess all the rights, privileges, powers and property, and be subject to all of the obligations, liabilities, and restrictions of, the Company and Acquiror Sub, all as provided under Delaware Law.
          (e) At the Effective Time and by virtue of the Merger, the certificate of formation of the Company shall be amended to be in the form attached as Exhibit E, which shall be filed with the Secretary of State of Delaware along with the Certificate of Merger, and as so amended and restated shall be the amended and restated certificate of formation of the Surviving Entity until thereafter amended in accordance with Delaware Law.
          (f) At the Effective Time, the LLC Agreement of the Company shall be amended and restated to be in the form attached as Exhibit F, and as so amended and restated shall be the limited liability company agreement of the Surviving Entity until thereafter amended in accordance with Delaware Law.
          (g) At the Effective Time, the officers of Acquiror Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Entity, in each case until their respective successors are duly elected or appointed and qualified, as the case may be.
     Section 2.2 Conversion of Units.
          (a) At the Effective Time, each Unit issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive the portion of the following amounts to which it is entitled pursuant to the terms of the Unit Holders’ Agreement, without interest and subject to any applicable withholding Tax pursuant to Section 2.6: (i) the Net Cash Consideration, (ii) the Post-Closing Adjustment Amount (if any) paid by Acquiror to the Unit Holders’ Representative pursuant to Section 2.5, (iii) the amounts (if any) of the Adjustment Escrow Fund distributed to the Unit Holders’ Representative in accordance with the terms of Adjustment Escrow Agreement and (iv) the amounts (if any) of the Unit Holders’ Representative Escrow distributed to the Unit Holders in accordance with the terms of Unit Holders’ Letter Agreement. As of the Effective Time, all such Units shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each such Unit shall thereafter represent only the right to receive the portion of the foregoing amounts as set forth above.
          (b) Each Common Unit of Acquiror Sub outstanding immediately prior to the Effective Time shall be converted into and become one Common Unit of the Surviving Entity with the same rights, powers and privileges as the Units so converted and shall constitute the only outstanding Equity Interest in the Surviving Entity.
     Section 2.3 Total Consideration. The total consideration payable by Acquiror in connection with the Merger shall be the amount produced by the following formula: (a) the Net Cash Consideration plus (b) the aggregate amounts payable by Acquiror pursuant to clauses (ii), (iii) and (iv) of Section 2.4(a) plus (c) the Adjustment Escrow Amount minus (d) the amounts (if any) of the Adjustment Escrow Fund distributed to Acquiror in accordance with the terms of the Adjustment Escrow Agreement plus (e) the Post-Closing Adjustment Amount (if any) paid by Acquiror to the Unit Holders’ Representative pursuant to Section 2.5 (the “Total

Consideration”). At least three (3) Business Days prior to the Closing Date, the Company shall provide to Acquiror (a) pay-off letters for any Estimated Closing Funded Indebtedness and Estimated Closing Transaction Expenses that Acquiror will be required to pay at the Closing pursuant to clauses (ii) and (iii) of Section 2.4(a), respectively, (collectively, the “Pay-Off Letters”) and (b) a written statement setting forth, in reasonable detail and accompanied by reasonable supporting documentation, its good faith estimate and calculation of each of the Closing Funded Indebtedness, Closing Net Working Capital, Closing Transaction Expenses and the Acquisition Deduction, if any. The Pay-Off Letters shall include the full repayment of all amounts due under clauses (i), (ii), (iii) and (v) of the definition of Funded Indebtedness. On or prior to the Closing, the Company shall take or cause to take all actions necessary to terminate any future obligations with respect to any Contracts relating to such Funded Indebtedness.
     Section 2.4 Payment of Consideration.
          (a) At the Closing, Acquiror shall pay or cause the Company to pay:
          (i) to the Adjustment Escrow Agent the Adjustment Escrow Amount, to be held and distributed by the Adjustment Escrow Agent in accordance with the Adjustment Escrow Agreement;
          (ii) to each holder of Estimated Closing Funded Indebtedness for which a Pay-Off Letter has been provided to Acquiror as required by Section 2.3, the amount payable as set forth in such Pay-Off Letter;
          (iii) to each party to whom any Estimated Closing Transaction Expenses for which a Pay-Off Letter has been provided to Acquiror as required by Section 2.3, the amount payable as set forth in such Pay-Off Letter;
          (iv) to the Unit Holders’ Representative, the Unit Holders’ Representative Escrow Amount, to be held by the Unit Holders’ Representative and disbursed following the Closing to satisfy any Post-Closing Expenses or distributed in accordance with the Unit Holders’ Letter Agreement; and
          (v) to the Unit Holders’ Representative, the Net Cash Consideration, which shall be distributed by the Unit Holder Representative to the Unit Holders in accordance with the Unit Holders’ Letter Agreement.
          (b) All cash amounts shall be paid by wire transfer of immediately available funds, as instructed and to the accounts indicated in writing at least five (5) Business Days prior to the Closing by the Unit Holders’ Representative.
          (c) From and after the Effective Time, no Units will be deemed to be outstanding, other than any Units described in Section 2.2(b), and all former Unit Holders shall cease to have any rights with respect thereto except as provided herein or by Applicable Law.

     Section 2.5 Post-Closing Adjustments.
          (a) Acquiror shall deliver to the Unit Holders’ Representative, within ninety (90) days following the Closing Date, a notice setting forth Acquiror’s calculation of each of the Closing Funded Indebtedness, Closing Net Working Capital, Closing Transaction Expenses and the Post-Closing Adjustment Amount based thereon (assuming each of the same had been finally determined pursuant to this Section 2.5) (“Post-Closing Adjustment Notice”), together with documentation reasonably necessary to support Acquiror’s calculations thereof and shall give the Unit Holders’ Representative access, during normal business hours and upon reasonable notice, to such of the employees and books and records of the Company and the Subsidiaries as the Unit Holders’ Representative may reasonably request as part of its review of such Post-Closing Adjustment Notice. The Unit Holders’ Representative must deliver written notice to Acquiror setting forth in reasonable detail any objections it has with respect to the Post-Closing Adjustment Notice no later than thirty (30) days after the date on which Acquiror delivered the Post-Closing Adjustment Notice (the “Notice of Objection”). If the Unit Holders’ Representative does not so deliver the Notice of Objection within such thirty (30) day period, the Post-Closing Adjustment Notice shall become conclusive and binding on the parties and the Unit Holders for all purposes of this Agreement. If the Unit Holders’ Representative does so deliver the Notice of Objection within such thirty (30) day period, then (i) any aspect of the Post-Closing Adjustment Notice to which there is no objection in the Notice of Objection shall become conclusive and binding on the parties and the Unit Holders for all purposes of this Agreement and (ii) Acquiror and the Unit Holders’ Representative shall use good faith efforts to resolve all the objections contained in the Notice of Objection (the “Objections”) within such thirty (30) day period.
          (b) If the Unit Holders’ Representative and Acquiror are unable to resolve all of the Objections within said thirty (30) day period, they shall refer any remaining Objections that have not been resolved by such date to the CPA Firm, which, acting as experts and not as arbitrators, shall make its determination as to the resolution of such remaining Objections. Acquiror and the Unit Holders’ Representative shall instruct the CPA Firm to deliver its written determination to Acquiror and the Unit Holders’ Representative no later than thirty (30) days after their submission to it of such remaining Objections. The CPA Firm’s determination with respect to the remaining Objections shall be conclusive and binding upon the parties and the Unit Holders. The fees and disbursements of the CPA Firm shall be shared equally by the Unit Holders, on the one hand, and the Acquiror, on the other hand, and, in the case of the Unit Holders, shall be payable from the Adjustment Escrow Fund. The Unit Holders’ Representative and Acquiror shall make readily available to the CPA Firm all relevant books and records and any work papers relating to the estimates delivered by the Company pursuant to Section 2.3 and the Post-Closing Adjustment Notice, respectively, and all other items reasonably requested by the CPA Firm in connection therewith.
          (c) In the event that any Objections are referred to the CPA Firm pursuant to Section 2.5(b), Acquiror shall provide to the Unit Holders’ Representative and its accountants and representatives reasonable access to the employees and books and records of the Company and the Subsidiaries during regular business hours and on reasonable advance notice, to the extent reasonably necessary for the Unit Holders’ Representative to prepare materials for presentation to the CPA Firm in connection with Section 2.5(b). Acquiror and its accountants and representatives shall have reasonable access to all information used by the Unit Holders’ Representative, the Manager and/or the Company in preparing the estimates delivered by the Company pursuant to Section 2.3.
          (d) Promptly (and in any event within five (5) Business Days) after all aspects of the Post-Closing Adjustment Amount shall have become conclusive and binding on the parties pursuant to the foregoing provisions, (i) if the Post-Closing Adjustment Amount is a negative number, Acquiror will pay the absolute value thereof to the Unit Holders’ Representative by wire transfer of immediately available funds to an account or accounts designated by the Unit Holders’ Representative and (ii) if the Post-Closing Adjustment Amount is a positive number, then Acquiror and the Unit Holders’ Representative shall provide joint written instructions to the Adjustment Escrow Agent to (A) distribute to Acquiror from the Adjustment Escrow Fund cash equal to the lesser of (x) such Post-Closing Adjustment Amount and (y) the Adjustment Escrow Fund in accordance with the terms of the Adjustment Escrow Agreement and (B) if such positive Post-Closing Adjustment Amount is less than the Adjustment Escrow Fund, to distribute the balance of the Adjustment Fund Escrow to the Unit Holders’ Representative in accordance with the terms of the Adjustment Escrow Agreement for distribution to the Unit Holders in accordance with the Unit Holders’ Agreement. Without limiting the foregoing, if a positive Post-Closing Adjustment Amount exceeds the Adjustment Escrow Fund, the amount thereof shall be payable only from the Adjustment Escrow Fund and there shall be no positive Post-Closing Adjustment Amount in excess of the Adjustment Escrow Fund.
     Section 2.6 Withholding Rights. Acquiror or the Surviving Entity will be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Agreement to any Person such amounts as Acquiror or the Surviving Entity is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law, and pay such withholding amount over to the appropriate taxing authority. To the extent that amounts are so deducted and withheld by Acquiror or the Surviving Entity, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.
     Section 2.7 Closing Deliveries.
          (a) At or prior to the Closing, the Company shall deliver or cause to be delivered to Acquiror the following:
          (i) evidence of the obtaining of, or, with respect to the Company Required Consents that only require notice or filing, the notice or filing with respect to, the Company Required Consents;
          (ii) the certificate to be delivered pursuant to Section 6.2(c); and
          (iii) the Adjustment Escrow Agreement, executed by the Unit Holders’ Representative.
          (iv) a certificate of good standing of the Company from Delaware dated within ten (10) days of the Closing Date;

          (v) certified copies of the resolutions or consents duly adopted by the Company’s Board of Member Representatives and the Manager authorizing the Company’s execution, delivery and performance of this Agreement and the other agreements contemplated hereby to which it is a party and the consummation of all transactions contemplated hereby and thereby;
          (vi) certificates representing all of the Units owned by the Unit Holders;
          (vii) the Termination Agreement, executed by the Company and the Manager;
          (viii) counterpart signature pages of the Unit Holders’ Agreement (in the form attached hereto as Exhibit A, with such modifications to such agreement that are reasonable and customary for an agreement of that type and that do not adversely affect Acquiror (other than any modifications to Section 5 thereof which may only be made with the prior written consent of Acquiror)) duly executed and delivered by each Unit Holder that had not executed and delivered such agreement as of the date of this Agreement; and
          (ix) an opinion from the Company’s outside regulatory counsel in a form reasonable and customary for transactions of this type.
          (b) At or prior to the Closing, Acquiror shall deliver or cause to be delivered:
          (i) to the Company evidence of the obtaining of, or, with respect to Acquiror Required Consents that only require notice or filing, the notice or filing with respect to, the Acquiror Required Consents;
          (ii) to the Company the certificate to be delivered pursuant to Section 6.3(c); and
          (iii) to the Unit Holders’ Representative, the Adjustment Escrow Agreement, executed by Acquiror.

     Section 2.8 Adjustment Escrow Fund. Pursuant to the Adjustment Escrow Agreement, Acquiror and the Unit Holders’ Representative shall appoint the Adjustment Escrow Agent to hold and disburse the Adjustment Escrow Fund as provided below. At the Closing, Acquiror shall, pursuant to Section 2.4(a)(i), deposit with the Adjustment Escrow Agent an amount in cash equal to the Adjustment Escrow Amount by wire transfer of immediately available funds. The Adjustment Escrow Fund shall be held by the Adjustment Escrow Agent in a segregated account to serve as the source of payment of the Post-Closing Adjustment Amount as provided in Section 2.5(d). Amounts in the Adjustment Escrow Fund shall be disbursed by the Adjustment Escrow Agent from time to time pursuant to joint written instructions of Acquiror and the Unit Holders’ Representative as required by Section 2.5(d).
ARTICLE III.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     The Company represents and warrants to Acquiror as follows:
     Section 3.1 Organization and Qualification; Equity Interests.
          (a) Each of the Company and Bresnan Digital is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Bresnan of Colorado is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of Colorado. Each of Bresnan of Montana and Bresnan Microwave is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of Montana. Bresnan of Utah is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of Utah. Bresnan of Wyoming is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of Wyoming. Each of the Company and each Subsidiary has all requisite limited liability company power and authority to own, lease and operate its respective assets and to carry on the Business as currently conducted. Each of the Company and each Subsidiary is duly qualified to do business and is in good standing as a foreign limited liability company in each jurisdiction, if any, where the ownership or operation of the its assets or its respective conduct of the Business requires such qualification, except for failures to be so qualified or in good standing that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
          (b) Except as set forth on Section 3.1(b) of the Company Disclosure Schedule, other than the Subsidiaries, the Company does not own, directly or indirectly, of record or beneficially, any outstanding Equity Interest in any Person or have the right or obligation to acquire any Equity Interest or other interest in any Person. The Company is the sole record owner of all of the Equity Securities of each Subsidiary, free and clear of all Encumbrances.
          (c) The Units constitute all of the issued and outstanding Equity Interests in the Company. Section 3.1(c) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, all of the authorized, issued and outstanding Equity Interests of the Company of each class, the names of each record owner thereof and the number and type of such Equity Interests owned by each such record owner. Except as set forth on Section 3.1(c) of the

Company Disclosure Schedule and other than the Equity Interests of the Subsidiaries owned of record by the Company, (i) all of the issued and outstanding Equity Interests in the Company and each of the Subsidiaries have been duly authorized and validly issued and are fully paid and nonassessable, (ii) no Equity Interests of the Company or any of the Subsidiaries are issued or outstanding or reserved for issuance and (iii) as of the Closing Date, there will be no dividends or distributions with respect to any Equity Interests of the Company that have been declared but not paid. Neither the Company nor any Subsidiary nor any of their Affiliates has granted any outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary is bound obligating the Company or any Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any additional Equity Interests, or obligating the Company or any Subsidiary to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. There are no outstanding WJB Loans (as defined in the LLC Agreement) or loans made pursuant to Section 6.6 of the LLC Agreement (collectively, “LLC Loans”).
     Section 3.2 Authorization. The Company has full limited liability company power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance by the Company of this Agreement has been duly and validly authorized by all requisite limited liability company action (including proposal by the Manager and approval by the requisite Unit Holders) on behalf of the Company, and no additional approval, consent or other action is required by the Company, the Manager, any of the Unit Holders or any other Person in connection with the execution or delivery by the Company of this Agreement, the performance by the Company of its obligations hereunder or the consummation of the Merger in accordance with the terms hereof.
     Section 3.3 Consents and Approvals. Section 3.3 of the Company Disclosure Schedule lists all consents, approvals, waivers, authorizations, notices and filings required to be obtained by the Company or the Subsidiaries from, or to be given by the Company or the Subsidiaries to, or made by the Company or the Subsidiaries with, any Person in connection with the execution, delivery and performance by the Company of this Agreement, other than those the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (the “Company Required Consents”).
     Section 3.4 Non-Contravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the Merger do not and will not (i) violate any provision of any certificate of formation, articles of organization, operating agreement or other organizational documents of the Company or any Subsidiary, (ii) assuming the receipt or making of all Company Required Consents, violate, or result in the breach of, or constitute a default under, or result in the termination, cancellation, modification or acceleration (whether after the filing of notice or the lapse of time or both) of any right or obligation of the Company or the Subsidiaries under, or result in a loss of any benefit to which the Company or a Subsidiary is entitled under, any Contract, Franchise or Lease, or result in the creation of any Encumbrance other than a Permitted Encumbrance upon any material assets of the Company or any Subsidiary, or (iii) subject to compliance with the HSR Act, and assuming the receipt or making of all Company Required Consents with respect to Government Entities and of all Acquiror Required

Consents, violate or result in a breach of or constitute a default under any Law to which the Company or a Subsidiary is subject, or under any Governmental Authorization, other than, in the case of clause (ii), violations, breaches, defaults, terminations, cancellations, modifications, accelerations or Encumbrances, that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
     Section 3.5 Binding Effect. Assuming due authorization, execution and delivery by the other parties thereto, this Agreement constitutes a valid and legally binding obligation of the Company and the Unit Holders’ Representative enforceable against the Company and the Unit Holders’ Representative in accordance with its terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect affecting creditors’ rights generally, or by principles governing the availability of equitable remedies.
     Section 3.6 Financial Statements. Set forth in Section 3.6 of the Company Disclosure Schedule are copies of (i) the audited consolidated balance sheet and audited consolidated statements of operations, changes in members’ equity and cash flows of the Company at and for the fiscal years ended December 31, 2007, December 31, 2008 and December 31, 2009 (the “Audited Financial Statements”), and (ii) the unaudited consolidated balance sheet and unaudited consolidated statements of operations, changes in members’ equity and cash flows of the Company at and for the three (3) months ended March 31, 2010 (the “Unaudited 2010 Financial Statements”). The Audited Financial Statements and the Unaudited 2010 Financial Statements have been prepared in accordance with GAAP consistently applied, and fairly present in all material respects the consolidated financial condition, results of operations, changes in members’ equity and cash flows of the Company as of the dates thereof or the periods then ended, subject, in the case of the Unaudited 2010 Financial Statements, to normal year-end adjustments (none of which will be material in nature or amount) and the absence of notes and similar presentation items therein. The Company and the Subsidiaries maintain a system of accounting and internal controls that provides reasonable assurances that financial transactions are executed in accordance with the authorization of management. There has been no material complaint, allegation or claim made to the Company or any Subsidiary with respect to the accounting or auditing practices, procedures, methodologies or methods or internal controls over financial reporting of the Company or any of the Subsidiaries.
     Section 3.7 Absence of Changes. Since December 31, 2009 (i) the Company and each Subsidiary have conducted the Business only in the Ordinary Course, (ii) there has not been any event, occurrence, circumstance, development or condition that, individually or in the aggregate, has had or would be reasonably expected to have a Material Adverse Effect and (iii) neither the Company nor any of the Subsidiaries has taken any of the actions described in clauses (i) through (vi), (viii) through (xii), (xv) or, as to any of the foregoing clauses, (xix) of Section 5.2 (in each case, without giving effect to any of the language preceding any such clauses).
     Section 3.8 Absence of Liabilities. Except as specifically reflected, reserved against or otherwise disclosed in the Unaudited 2010 Financial Statements, neither the Company nor any Subsidiary has any Liabilities that would be required to be reflected in, or disclosed in footnotes to, financial statements prepared in accordance with GAAP other than (a) Liabilities incurred in the Ordinary Course since March 31, 2010, (b) Liabilities that are Transaction Expenses, (c) Liabilities arising from compliance by the Company or any Subsidiary with the terms of any Material Contract listed on Section 3.11 of the Company Disclosure Schedule and (d) Liabilities that, individually or in the aggregate, have not had or would not reasonably be expected to have a Material Adverse Effect.
     Section 3.9 Litigation and Claims.
          (a) Except as set forth on Section 3.9 of the Company Disclosure Schedule, as of the date hereof, there are no material pending or, to the Company’s Knowledge, threatened civil, criminal or administrative actions, suits, demands, claims, hearings, proceedings or investigations against or relating to the Company or any of the Subsidiaries.
          (b) Except as set forth on Section 3.9 of the Company Disclosure Schedule, none of the assets of the Company or any of the Subsidiaries is subject to any material pending or, to the Company’s Knowledge, threatened order, writ, judgment, award, injunction or decree of any Government Entity of competent jurisdiction or any arbitrator or arbitrators.
     Section 3.10 Franchises; Governmental Authorizations.
          (a) Section 3.10(a) of the Company Disclosure Schedule contains a list of all Governmental Authorizations that are material to the operation of the Business, including all Franchises and Company’s good faith estimate of the number of Basic Subscribers served by each headend as of May 31, 2010. The Systems are in substantial compliance with such Governmental Authorizations set forth therein. As of the date hereof, there are no material pending or, to the Company’s Knowledge, threatened audits formal or informal notices of noncompliance (including any claims of breach or default of the Franchises) or similar proceedings undertaken by Government Entities with respect to any of such Governmental Authorizations.
          (b) Each Governmental Authorization set forth in Section 3.10(a) of the Company Disclosure Schedule is in full force and effect. As of the date hereof (i) a valid request for renewal has been duly and timely filed under the formal renewal procedures established by Section 626(a) of the Communications Act with the proper Government Entity with respect to each Franchise that has expired or will expire within thirty (30) months after the date hereof, (ii) there are no applications by the Company or any Subsidiary relating to any Franchises pending before any Government Entity that are material to the Business, (iii) none of the Company or any of the Subsidiaries has received notice from any Person that any Franchise will not be renewed or that the applicable Government Entity has challenged or raised any material objection to or, as of the date hereof, otherwise questioned in any material respect, the Company’s or any of the Subsidiaries’ request for any such renewal under Section 626 of the Communications Act, and the Company and the Subsidiaries have duly and timely complied in all material respects with any and all inquiries and demands by any and all Government Entities made with respect to the Company’s or such Subsidiary’s requests for any such renewal, and (iv) none of the Company, any of the Subsidiaries or any Government Entity has commenced or requested the commencement of an administrative proceeding concerning the renewal of a material Franchise as provided in Section 626(c)(1) of the Communications Act. The Company

has complied in all material respects with any inquiries and demands by Government Entities with respect to any such requests for renewal.
          (c) With respect to the Franchises, the Company has not made any material commitment to any Government Entity that is not set forth in the applicable Franchise made available to Acquiror.
          (d) With respect to any System that is being operated without a Franchise, the Company or the Subsidiaries have operated such Systems on a continuous basis since acquiring such System and, to the Company’s Knowledge, the respective predecessors that owned the Systems operated such Systems on a continuous basis since before January 1, 1984 until such Systems were acquired by the Company or the Subsidiaries. As of the date of this Agreement, except as set forth on Section 3.10(d) of the Company Disclosure Schedule, no Government Entity in any such System has requested that the Company, the Subsidiaries or their respective predecessors enter into a written Franchise agreement.
     Section 3.11 Contracts.
          (a) Section 3.11 of the Company Disclosure Schedule lists each of the following written Contracts (it being understood that Section 3.11 of the Company Disclosure Schedule does not list any Contract with subscribers (individual residential subscribers, multiple dwelling units and commercial establishments):
          (i) any material Contract relating to the use of any public utility facilities, including pole line, joint pole and master contracts for pole attachment rights and the use of conduits;
          (ii) any Contract relating to the use of any microwave or satellite transmission facilities;
          (iii) any indefeasible right of use or other fiber or cable lease or use agreement that is material to the operation of the Business;
          (iv) any Contract for the purchase or sale of real property or any option to purchase or sell real property, in either case providing for aggregate payments by the Company or the Subsidiaries in an amount exceeding $50,000.00;
          (v) any Contract requiring payments by the Company or any Subsidiary, or pursuant to which third parties are required to pay to the Company or any Subsidiary, individually or in the aggregate with respect to such Contract, in excess of $200,000.00 annually, other than those that are terminable by the Company or any Subsidiary on ninety (90) days’ notice or less without obligation to make any material payment;
          (vi) any employment agreement with any Employee that is not terminable at will or that contains any severance or termination pay or other compensatory obligations other than accrued payment obligations for services rendered prior to the termination date;
          (vii) the LLC Agreement;
          (viii) any Contract pursuant to which the Company or any of the Subsidiaries have incurred or will incur Closing Transaction Expenses, other than engagement letters with the entities described in Section 3.24;
          (ix) any Contract that contains any (A) “most favored nation” or similar provision in favor of a Person other than the Company or any of the Subsidiaries, (B) provision expressly requiring the Company or any of the Subsidiaries to purchase goods or services exclusively from another Person, (C) express restriction on the ability of the Company or any of its Affiliates (whether before or after the Closing) to compete in any business or any geographic area or (D) provision that applies or purports to apply to any Affiliate of the Company (other than the Subsidiaries) or any of their assets or properties whether before or after Closing;
          (x) any Contract that, if Section 3.4 did not contain the qualification to clause (ii) thereof that is set forth therein, would cause the representation in Section 3.4 to be untrue;
          (xi) any Contract pursuant to which the Company or any of the Subsidiaries has incurred or become liable for any Funded Indebtedness that is currently outstanding;
          (xii) any Contract pursuant to which the Company or any Subsidiary has agreed, as of the date of this Agreement, to acquire or dispose of (A) any System, headend, subscriber, Person, business or all or substantially all the assets of any Person or business or (B) any other assets other than, in the case of this clause (B) only, in the Ordinary Course;
          (xiii) any partnership, joint venture or similar Contract relating to any Person that is not wholly owned by the Company or any of the Subsidiaries that is material to the operation of the Business;
          (xiv) any Contract between the Company or any Subsidiary, on the one hand, and any of their Affiliates, on the other hand that is material to the operation of the Business.
The Contracts required to be set forth in the foregoing clauses (i) through (xiv) are referred to herein as the “Material Contracts.”
          (b) Each Material Contract, Lease and Demising Lease is valid and binding on the Company or the applicable Subsidiary, as the case may be, and, to the Company’s Knowledge, on the other parties thereto, and is in full force and effect and is enforceable against the Company or the applicable Subsidiary, as the case may be, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect affecting creditors’ rights generally, or by principles governing the availability of equitable remedies and other than Material Contracts described in clauses (vii), (x), (xi) and (xiv), to the Company’s Knowledge, shall continue in full force and effect following the Closing unless terminated by, or at the direction of, Acquiror or the Surviving Entity. Neither the Company nor the Subsidiaries are in breach of or default under any Material Contract, Lease or Demising Lease, and, to the Company’s Knowledge, no event or circumstance has occurred which, with notice, lapse of time or both, would constitute a default or breach by the Company or any of the Subsidiaries under any Material Contract, Lease or Demising Lease, except for any such breaches or defaults that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect. Prior to the date of this Agreement, neither the Company nor any of the Subsidiaries has received any written notice of any such default or breach (other than notices of matters that have been resolved prior to the date hereof without material Liability to the Company or any of the Subsidiaries), and to the Company’s Knowledge, there does not exist any default or breach, and no event or circumstance has occurred which, with notice, lapse of time or both, would constitute a default or breach, under any Material Contract, Lease or Demising Lease by any party thereto other than the Company or any of the Subsidiaries except for any such breaches or defaults that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect. True and complete copies of all Material Contracts as in effect as of the date of this Agreement have been delivered to Acquiror.
     Section 3.12 Real Property.
          (a) Section 3.12(a) of the Company Disclosure Schedule sets forth a true, complete and accurate list of the address or location and the use within the Business of each parcel of Owned Real Property, other than easements, rights-of-way and similar interests in real property. Except as described on Section 3.12(a) of the Company Disclosure Schedule, no other Person has any ownership right in any Owned Real Property, or the right to purchase any portion of Owned Real Property. Section 3.12(a) of the Company Disclosure Schedule sets forth all leases, subleases and licenses that are in effect as of the date hereof by which the Company or any Subsidiary leases any portion of the Owned Real Property to any Person (the “Demising Leases”). There are no leases, license agreements, occupancy agreements, tenancies or right to occupy for any space in the Owned Real Property which are in effect as of the date hereof, other than the Demising Leases, and there are no Contracts relating to use or occupancy of any portion of the Owned Real Property or any oral leases which will be binding upon any portion of the Owned Real Property. Neither the Company nor any of the Subsidiaries has exercised any option or right to terminate, renew or extend the term of any Demising Lease, except as expressly provided in such Demising Lease in accordance with its terms. The Company has delivered to Buyer true and complete copies of all Demising Leases.
          (b) Section 3.12(b) of the Company Disclosure Schedule sets forth a true, complete and accurate list of the Leases, including the use of the subject Leased Real Property within the Business. Neither the Company nor any of the Subsidiaries has exercised any option or right to terminate, renew or extend the term of any Lease, except to the extent provided in such Lease. True and complete copies of all Leases have been made available to Acquiror.

          (c) Each of the Company and each Subsidiary (i) that owns a fee interest in a parcel of Owned Real Property has good and marketable title thereto, and (ii) that leases Leased Real Property pursuant to a Lease has a valid leasehold interest therein (subject to expiration of such Lease in accordance with its terms), except to the extent that the failure to have any such valid leasehold interest would not reasonably be expected to have a Material Adverse Effect, and in the case of each of clauses (i) or (ii) free and clear of all Encumbrances other than Permitted Encumbrances.
          (d) To the Company’s Knowledge, the ownership, occupancy, use and operation of the Owned Real Property and the Leased Real Property does not violate in any material respect any instrument of record or agreement affecting such property.
          (e) The Owned Real Property and Leased Real Property constitute all of the real property owned, leased or occupied in connection with the Business. Except as disclosed in Section 3.12(e) of the Company Disclosure Schedule, there is no Person in possession or Person having any right to occupy any of the Owned Real Property and Leased Real Property other than the Company and the Subsidiaries. There are no outstanding agreements, options, rights of first offer or rights of first refusal to purchase any Owned Real Property or, to the Company’s Knowledge, any interest of a tenant under the applicable Lease with respect to any Leased Real Properties.
          (f) There are no pending or, to the Company’s Knowledge, (i) threatened appropriation, condemnation, eminent domain or like proceedings relating to the Owned Real Property or, to the Company’s Knowledge, the Leased Real Property or (ii) proceedings to change the zoning classification, variance, special use, or other applicable land use law of any portion of the Owned Real Property or, to the Company’s Knowledge, the Leased Real Property, except to the extent such proceedings would not reasonably be expected to have a Material Adverse Effect.
          (g) As of the date of this Agreement, none of the Owned Real Property or the Leased Real Property has suffered any material damage by fire or other casualty that has not been or will not prior to the Closing have been repaired and restored in all material respects, except for damage that would not, individually or in the aggregate, materially impair the use of such property in the conduct of the Business.
     Section 3.13 Tangible Personal Property; Sufficiency of Assets. All material items of Fixtures and Equipment are, in the aggregate (and with due consideration for reasonable wear and tear and the age of each specific item of Fixtures or Equipment), in sufficient operating condition and repair. Each of the Company and each Subsidiary (i) that owns any material item of Fixtures and Equipment has good and valid title thereto and (ii) that leases any material item of Fixtures and Equipment has a valid leasehold interest therein (subject to expiration of any applicable Contract in accordance with its terms), except to the extent that the failure to have any such valid leasehold interest would not reasonably be expected to have a Material Adverse Effect, and in the case of each of clauses (i) and (ii), free and clear of all Encumbrances other than Permitted Encumbrances. At the Closing, the Company and the Subsidiaries will own, or have a valid legal right to use, sufficient property, assets and other rights (whether tangible or intangible) to be able to operate and conduct the Business and the operations of the Company and the Subsidiaries in substantially the same manner as it is currently conducted.
     Section 3.14 Benefit Plans.
          (a) All compensation and benefit plans, contracts (including employment, severance and change in control agreements), policies or arrangements covering current or former Employees and current or former directors of the Company, including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA, and deferred compensation, severance, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans (the “Benefit Plans”) are listed on Section 3.14(a) of the Company Disclosure Schedule. True and complete copies of all Benefit Plans, including, but not limited to, any trust instruments, insurance contracts and, with respect to any employee stock ownership plan, loan agreements forming a part of any Benefit Plans, and all amendments thereto, have been made available to Acquiror.
          (b) None of the Benefit Plans are “multiemployer plans” within the meaning of Section 3(37) of ERISA, the Company and the Subsidiaries have not contributed to a multiemployer plan within the past six years, and the Company and the Subsidiaries have not incurred and do not expect to incur any withdrawal liability under Subtitle E of Title IV of ERISA.
          (c) Each of the Benefit Plans are in material compliance with ERISA (where applicable), the Code and other applicable laws. Each Benefit Plan which is subject to ERISA (an “ERISA Plan”) that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the Internal Revenue Service and the Company is not aware of any circumstances likely to result in the loss of the qualification of any such Plan under Section 401(a) of the Code.
          (d) None of the Benefit Plans is a “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, and no liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by the Company or any of the Subsidiaries.
          (e) All contributions required to be made under each Benefit Plan, as of the date hereof, have been timely made and all obligations in respect of each Benefit Plan have been properly accrued and reflected in the financial statements of the Company.
          (f) Under each Benefit Plan where relevant, as of the last day of the most recent plan year ended prior to the date hereof, the present value of all benefit liabilities did not exceed the then current value of the assets of such Benefit Plan, and there has been no material change in the financial condition of the Benefit Plan since the last day of the most recent plan year. The Company and the Subsidiaries have no material unfunded liabilities with respect to any such Benefit Plan.
          (g) Neither the Company nor any of the Subsidiaries has any obligations for post-retirement health and life benefits under any ERISA Plan (or under any other agreement),

except as may be required under the Consolidated Omnibus Reconciliation Act of 1985, as amended.
          (h) There has been no amendment to, announcement by the Company or any of the Subsidiaries relating to, or change in employee participation or coverage under, any Benefit Plan which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year. No complete or partial termination or modification of any Benefit Plan has occurred or is expected to occur
          (i) Except as set forth in Section 3.14(i) of the Company Disclosure Schedules, neither the execution of this Agreement, approval of this Agreement by the Company’s members or Manager nor the consummation of the transactions contemplated hereby will (i) entitle any employees of the Company or any of the Subsidiaries to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Benefit Plans, (iii) limit or restrict the right of the Company or, after the consummation of the transactions contemplated hereby, Acquiror to merge, amend or terminate any of the Benefit Plans or (iv) result in payments under any of the Benefit Plans which would not be deductible under Section 162(m) or Section 280G of the Code.
          (j) The Company has classified all individuals who perform services for them correctly under each employee benefit plan, ERISA, the Code and other applicable law as common law employees, independent contractors or leased employees.
     Section 3.15 Labor Relations. Except as described in Section 3.15 of the Company Disclosure Schedule, as of the date hereof, there is no collective bargaining or other labor union agreement applicable to any of the Employees, and no collective bargaining agreement is being negotiated by the Company or the Subsidiaries with respect to any of the Employees. As of the date hereof, to the Company’s Knowledge, there is no effort by or on behalf of any labor union to organize any Employees. As of the date hereof, there is no labor dispute or strike pending against the Company or the Subsidiaries that would reasonably be expected to interfere in any material respect with the operation of the Business. Neither the Company nor any of its Affiliates has effectuated a “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act, or any similar state or local law (the “WARN Act”)) or a “mass layoff” (as defined in the WARN Act) involving employees working at the Company or any of the Subsidiaries in the past two (2) years and as of the Closing Date, not more than twenty-five (25) employees of the Company or any of the Subsidiaries working at a single site of employment will have experienced an “employment loss” (as defined in the WARN Act) in the past ninety (90) days.
     Section 3.16 FCC and Copyright Compliance; Rate Regulation.
          (a) The Company (i) has made all material filings required to be made with the FCC in connection with the Business and (ii) has provided all material notices to customers of the Business required under the Communications Act, other than such filings and notices the failure of which to be made or provided would not reasonably be expected to have a Material

Adverse Effect. The Company has not received any written notice (a) that it has not made such material filings or not provided such material notices or (b) that any rates charged for services provided by the Systems are not permitted rates under the rules and regulations of the FCC or (c) alleging that it is not in compliance with the rules and regulations of the FCC.
          (b) Bresnan (i) has filed with the U.S. Copyright Office all required Statements of Account with respect to the Business that were required to have been filed since July 1, 2007, in accordance with the Copyright Act of 1976 and regulations promulgated pursuant thereto, (ii) has paid all royalty fees payable with respect to the Business since July 1, 2007, except where the failure to file such Statements of Account or pay such fees would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect and (iii) has not received any notice from the U.S. Copyright Office that any material additional fees are owed.
     Section 3.17 Environmental Matters.
          (a) As of the date hereof and since March 20, 2003, the Company, the Subsidiaries, the Business and the Owned Real Property (while owned by the Company) have been in compliance with all applicable Environmental Laws, except for non-compliance which could not reasonably be expected to result in the Company or its Subsidiaries incurring material Liabilities under Environmental Laws.
          (b) As of the date hereof, the Company has not received any written notice of any violation or alleged violation of, or any Liability under, any Environmental Law relating to the operation of the Business by the Company or the Subsidiaries that would reasonably be expected to result in the Company or its Subsidiaries incurring material Liabilities under Environmental Laws.
     (c) Section 3.17 of the Company Disclosure Schedule sets forth all underground storage tanks on any parcel of Owned Real Property, or to the Company’s Knowledge, on any parcel of or Leased Real Property.
     Section 3.18 Taxes.
     Except as set forth on Section 3.18 of the Company Disclosure Schedule:
          (a) All material Tax Returns that are required to have been filed by the Company or the Subsidiaries have been timely filed, and all material Taxes that are payable by the Company or the Subsidiaries have been timely paid.
          (b) There are no outstanding deficiencies asserted by a Government Entity for Taxes payable by the Company or the Subsidiaries for any Taxes that that are unpaid.
          (c) No claim has been made in writing (or otherwise threatened to the knowledge of the chief financial officer of the Company) by a Government Entity in a jurisdiction where the Company or the Subsidiaries do not file Tax Returns that the Company or any Subsidiary is or may be subject to taxation by that jurisdiction.

          (d) No agreements or waivers exist providing for an extension of time with respect to payment by, or assessment against, the Company or the Subsidiaries in respect of any material Taxes. None of the Company or the Subsidiaries is or has been a party to or bound by any Tax sharing or allocation agreement.
          (e) No private letter rulings, technical advice memoranda, closing agreements or rulings have been entered into or issued by any Government Entity with respect to the Company or the Subsidiaries.
          (f) There is no lien for Taxes upon any of the assets of the Company or the Subsidiaries, other than Permitted Encumbrances.
          (g) The Company and the Subsidiaries have made available to Acquiror and Acquiror Sub true and correct copies of the Company’s and the Subsidiaries’ federal, state and local income Tax Returns (including all schedules and attachments thereto) correctly reflecting Tax information reported on such income Tax Returns filed by the Company or the Subsidiaries for each of the last three (3) fiscal years.
          (h) The Company or the Subsidiaries has not engaged in any listed transaction referred to in Treasury Regulation Section 1.6011-4 or any comparable provision of state Tax Law.
          (i) The Company has always been properly treated as a partnership for U.S. federal income tax purposes. Each of the Subsidiaries has always been properly treated as an entity disregarded from the Company for U.S. federal income tax purposes.
     Section 3.19 Compliance with Laws. The Company and the Subsidiaries are in, and the Business is being conducted in, material compliance with all applicable Laws. Neither the Company nor any of the Subsidiaries has received any written notice alleging any material violation under any applicable Law except for violations that have been cured or remedied on or prior to the date hereof. Nothing in this representation addresses or shall be deemed to address any compliance issue that is addressed by any other representation or warranty contained herein.
     Section 3.20 Subscribers; System Information.
          (a) Section 3.20(a) of the Company Disclosure Schedule sets forth the Subscriber Accounting Policy as in effect as of the date hereof and the aggregate numbers of Basic Subscribers, Digital Subscribers, HSI Subscribers and Telephone Subscribers of the Business as of May 31, 2010, in each case determined in accordance with the Subscriber Accounting Policy.
          (b) Schedule 3.20(b) of the Company Disclosure Schedule sets forth as of May 31, 2010, the (i) approximate aggregate number of two-way plant miles of the Systems and for each headend located in the Systems, (ii) MHz to which such plant miles have been constructed, (iii) the approximate number of homes passed by the Systems’ plant and for each headend located in the Systems (provided that for purposes hereof, “homes” includes each single-family home, individual dwelling unit within a multifamily complex and commercial establishment), (iv) a description of basic and option or tier services available and the rates charged in the Business and (v) the bandwidth capacity of each System in the Business for each headend.
          (c) None of the Company or any of its Affiliates, directly or indirectly, owns any Systems other than the cable systems listed on Section 3.20(c) of the Company Disclosure Schedule. None of the Company or any of its Affiliates, directly or indirectly, manages or operates any Systems which it does not, directly or indirectly, wholly own, and none of the Company or any of its Affiliates, directly or indirectly, owns any Systems that it does not, directly or indirectly, manage and operate.
     Section 3.21 Programming. Section 3.21 of the Company Disclosure Schedule contains the channel line-up for each System as in effect on the date hereof and lists the broadcast stations that have elected must-carry or retransmission consent status with respect to the Systems as of the date hereof. Each station carried by the Systems is carried pursuant to a retransmission consent agreement, must-carry election (including default must-carry elections, where no election was made) or other programming agreement or arrangement.
     Section 3.22 Bonds. Section 3.22 of the Company Disclosure Schedule sets forth, as of the date hereof, all material franchise, construction, fidelity, performance and other bonds, guaranties in lieu of bonds and letters of credit posted by the Company.
     Section 3.23 Organizational Documents. Complete and correct copies of the organizational documents of the Company and each Subsidiary have been made available to Acquiror. Each such organizational document is true, accurate, complete and in full force and effect.
     Section 3.24 Finders’ Fees. Except for UBS Securities LLC and Credit Suisse Securities (USA) LLC, whose fees will be paid by the Company, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company and who is entitled to any fee or commission from the Company, the Company or any of their Affiliates in connection with the Merger.
     Section 3.25 Affiliate Transactions. Except as set forth in Section 3.25 of the Company Disclosure Schedule, there are no material services, transactions, Contracts, Liabilities or obligations between the Company or any of the Subsidiaries, on the one hand, and any current or former officer, employee, director, 5% or greater equity holder or Affiliate of the Company or any of the Subsidiaries or any Affiliate of any such officer, employee, director, 5% or greater equity holder or Affiliate, on the other hand, other than as set forth in any employment Contract with any such employee and any transaction, Contract, Liability or obligation solely between or among the Company and/or one or more of the Subsidiaries wholly-owned by the Company, that are in effect and unfulfilled or unsatisfied (the items required to be set forth in Section 3.25 of the Company Disclosure Schedule, collectively, the “Affiliate Transactions”). Neither the Company nor any of the Subsidiaries provides material assets, services or facilities to any such officer, employee, director, equity holder or Affiliate other than in connection with any such employee’s employment or pursuant to any Contract identified on Section 3.25 of the Company Disclosure Schedule and no such officer, employee, director, equity holder or Affiliate has any ownership interest in any material assets or properties owned or used by the Company or any of the Subsidiaries to conduct their businesses other than as a result of ownership of Equity Interests of the Company. Each Affiliate Transaction (other than those designated with an asterisk in Section 3.25 of the Company Disclosure Schedule) will terminate as to the Company and the Subsidiaries, and be of no further force and effect with respect to the Company and the Subsidiaries after the Closing Date.
     Section 3.26 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, each of the Acquiror and Acquiror Sub acknowledges (a) that neither the Company nor any other person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or the Subsidiaries or with respect to any other information provided to the Acquiror or Acquiror Sub in connection with the transactions contemplated by this Agreement and (b) except in the case of fraud, that neither the Company nor any other person will have or be subject to any liability or indemnification obligation to the Acquiror, Acquiror Sub or any other person resulting from the distribution to the Acquiror or Acquiror Sub, or the Acquiror’s or Acquiror Sub’s use of, any such information, including any information, documents, projections, forecasts or other material made available to the Acquiror or Acquiror Sub in certain “data rooms” or management presentations or in any other form in expectation of, or in connection with, the transactions contemplated by this Agreement.
ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND ACQUIROR SUB
     Acquiror and Acquiror Sub each represents and warrants to the Company as follows:
     Section 4.1 Organization and Qualification. Each of Acquiror and Acquiror Sub is a Delaware limited liability company and is duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite limited liability company power and authority to own, lease and operate its assets and to carry on its business as currently conducted. Acquiror Sub is a newly-formed Delaware limited liability company that does not and has not conducted any business, owned any assets or property, or entered into any contracts or transactions other than the transactions contemplated by this Agreement.
     Section 4.2 Authorization. Each of Acquiror and Acquiror Sub has full limited liability company power and authority to execute and deliver this Agreement and to perform its obligations hereunder and thereunder. The execution, delivery and performance by Acquiror and Acquiror Sub of this Agreement has been duly and validly authorized by all requisite limited liability company action on behalf of Acquiror and Acquiror Sub, and no additional authorization or consent is required in connection with the execution and delivery and performance by Acquiror and Acquiror Sub of this Agreement.
     Section 4.3 Consents and Approvals. Section 4.3 of the Acquiror Disclosure Schedule lists all Acquiror Required Consents, other than such Acquiror Required Consents the failure of which to be obtained or made would not individually reasonably be expected to impair or delay in any material respect Acquiror’s ability to perform its obligations hereunder.

     Section 4.4 Non-Contravention. The execution, delivery and performance by Acquiror and Acquiror Sub of this Agreement, and the consummation of the Merger, do not and will not (i) violate any provision of the certificate of formation or limited liability company agreement or other organizational documents of Acquiror or Acquiror Sub, (ii) assuming the receipt or making of all Acquiror Required Consents with respect to Persons that are not Government Entities, violate, or result in the breach of, or constitute a default under, or result in the termination, cancellation, modification or acceleration (whether after the filing of notice or the lapse of time or both) of any right or obligation of Acquiror or Acquiror Sub under, or result in a loss of any benefit to which Acquiror or Acquiror Sub is entitled under, any contract, agreement or arrangement to which it is a party, or result in the creation of any Encumbrance upon any of its assets, or (iii) subject to compliance with the HSR Act, and assuming the receipt or making of all Acquiror Required Consents with respect to Government Entities and of all Company Required Consents, violate or result in a breach of or constitute a default under any Law to which Acquiror or Acquiror Sub is subject, other than, in the case of clause (ii), violations, breaches, defaults, terminations, cancellations, modifications, accelerations or Encumbrances that, individually or in the aggregate, would not reasonably be expected to impair or delay Acquiror’s or Acquiror Sub’s ability to perform its obligations hereunder.
     Section 4.5 Binding Effect. Assuming due authorization, execution and delivery by the other parties thereto, this Agreement constitutes a valid and legally binding obligation of Acquiror and Acquiror Sub enforceable against Acquiror and Acquiror Sub in accordance with its respective terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect affecting creditors’ rights generally, or by principles governing the availability of equitable remedies.
     Section 4.6 Availability of Funds.
          (a) Acquiror and Acquiror Sub understand and acknowledge that under the terms of this Agreement, Acquiror’s and Acquiror Sub’s consummation of the Merger is not in any way contingent upon or otherwise subject to Acquiror’s and Acquiror Sub’s consummation of any financing arrangements, Acquiror’s and Acquiror Sub’s obtaining of any financing or the availability, grant, provision or extension of any financing to Acquiror and Acquiror Sub. Acquiror has delivered to the Company true, complete and correct copies of the Debt Commitment Letter.
          (b) The obligations of the Acquiror and Acquiror Sub under this Agreement are not subject to any conditions regarding the Acquiror’s, Acquiror Sub’s, their respective Affiliates’, or any other Person’s ability to obtain financing for the consummation of the transactions contemplated hereby.
          (c) Assuming performance by the Company of its obligations under this Agreement, the amount of funds contemplated to be provided pursuant to the Financing Letters, are expected to be sufficient, if funded, to enable Acquiror and Acquiror Sub to (A) pay the Total Consideration, (B) pay any and all fees and expenses required to be paid by Acquiror, Acquiror Sub and the Surviving Entity in connection with the Merger and the Debt Financing, and (C) satisfy all of the other payment obligations of Acquiror, Acquiror Sub and the Surviving Entity contemplated hereunder.

          (d) Acquiror has delivered to the Company true, complete and correct copies of the Financing Letters. The Financing Letters are (A) a legal, valid and binding obligation of Acquiror, Acquiror Sub and the Ultimate Parent, as applicable, and, to the knowledge of Acquiror, each of the other parties thereto and (B) enforceable in accordance with their respective terms against Acquiror, Acquiror Sub and the Ultimate Parent, as applicable, and, to the knowledge of Acquiror, each of the other parties thereto, in each case subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles. Prior to the date hereof, none of the Financing Letters has been amended or modified, and as of the date hereof the respective obligations and commitments contained in the Financing Letters have not been withdrawn or rescinded in any respect. As of the date hereof, the Financing Letters are in full force and effect. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as set forth in the Financing Letters. Assuming the accuracy of the representations and warranties set forth in Article III in all material respects, as of the date of this Agreement, no event has occurred or circumstance exists which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Acquiror or Acquiror Sub, as applicable, or, to the knowledge of Acquiror, any other parties thereto, under the Financing Letters. Assuming the accuracy of the representations and warranties set forth in Article III in all material respects and the performance by the Company of its obligations under this Agreement, as of the date of this Agreement, Acquiror has no reason to believe that any of the conditions to the Financing contemplated in the Financing Letters will not be satisfied or that the Financing will not be made available to Acquiror and Acquiror Sub at or prior to the Effective Time. Except as set forth on Section 4.6(d) of the Acquiror Disclosure Schedule (the “scheduled documents”) and except for fee letters with respect to fees and related arrangements with respect to the Debt Financing, of which Acquiror has delivered a true, correct and complete copy to the Company prior to the date hereof (other than any such scheduled documents and fee letters or portions thereof that do not relate to the amounts or conditionality of, or contain any conditions precedent to, the funding of the Debt Financing), as of the date hereof there are no side letters or other agreements, Contracts or arrangements related to the funding or investing, as applicable, of the full amount of the Financing other than as expressly set forth in the Financing Letters and delivered to the Company prior to the date hereof. As of the date hereof, Acquiror and Acquiror Sub have fully paid, or caused to be fully paid, any and all commitment or other fees which are due and payable on or prior to the date hereof pursuant to the terms of the Financing Letters.
     Section 4.7 Solvency. Assuming the satisfaction of the conditions to Acquiror’s obligation to consummate the Merger, and after giving effect to the transactions contemplated by this Agreement, including the Debt Financing and the payment of the Total Consideration, payment of all amounts required to be paid in connection with the consummation of the transactions contemplated hereby, and payment of all related fees and expenses, each of Acquiror and the Surviving Entity will be Solvent as of the Effective Time and immediately after the consummation of the transactions contemplated hereby. For the purposes of this Agreement, the term “Solvent” when used with respect to any Person, means that, as of any date of determination (a) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (c) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.
     Section 4.8 Litigation and Claims. As of the date hereof, there are no civil, criminal or administrative actions, suits, demands, claims, hearings, proceedings or investigations pending against or relating to Acquiror or Acquiror Sub or any of their Affiliates that, individually or in the aggregate, would reasonably be expected to materially impair or delay Acquiror’s or Acquiror Sub’s ability to effect the Closing. Neither Acquiror or Acquiror Sub nor any of its Affiliates is subject to any order, writ, judgment, award, injunction or decree of any Government Entity of competent jurisdiction or any arbitrator or arbitrators that, individually or in the aggregate, would reasonably be expected to materially impair or delay Acquiror’s or Acquiror Sub’s ability to effect the Closing.
     Section 4.9 Finders’ Fees. Other than Citigroup Global Markets Inc., there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Acquiror or Acquiror Sub or any Affiliate of Acquiror or Acquiror Sub and who is entitled to any fee or commission from Acquiror or Acquiror Sub in connection with the Merger.
     Section 4.10 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, neither Acquiror, Acquiror Sub, nor any other Person is making or has made any other express or implied representation or warranty on behalf of, or with respect to, Acquiror or Acquiror Sub.
ARTICLE V.
COVENANTS
     Section 5.1 Access and Information.
          (a) From the date hereof until the Closing, subject to reasonable rules, regulations and policies of the Company and any applicable Laws, the Company shall, and shall cause the Subsidiaries to, (i) afford Acquiror and its representatives (including representatives of entities providing or arranging financing for Acquiror) reasonable access, during regular business hours and upon reasonable advance notice, to the persons listed in Schedule 5.1(a) (“Employee Contacts”) to the Business, (ii) furnish or cause to be furnished to Acquiror any financial and operating data and other information that is available with respect to the Company and the Business as Acquiror from time to time reasonably requests, including internally-generated subscriber, accounts receivable and other operational reports with respect to the Business that are produced in the Ordinary Course, (iii) furnish or cause to be furnished to Acquiror any information relating to the Company or the Subsidiaries and such other assistance as is reasonably necessary to satisfy the periodic reporting obligations of Acquiror and its Affiliates and (iv) instruct such Employee Contacts and its counsel and financial advisors to reasonably cooperate with Acquiror in connection with the foregoing; provided, that in no event shall Acquiror have access to any information that (x) based on advice of Company’s counsel, would violate applicable Laws, including U.S. Antitrust Laws, or would destroy any legal privilege, or (y) in the Company’s reasonable judgment, would (A) result in the disclosure of any trade secrets or other proprietary or confidential information of third parties or (B) violate any obligation of the Company, the Subsidiaries or any Affiliate of any of the foregoing with respect to confidentiality; provided that in each case the Company or the Subsidiaries shall have used commercially reasonable efforts to permit the disclosure of such information; it being understood that Acquiror shall reimburse the Company promptly for out-of-pocket reasonable expenses of the Company, the Subsidiaries or any of their Affiliates incurred in complying with any such request by or on behalf of Acquiror. All information received pursuant to this Section 5.1(a) shall be governed by the terms of the Confidentiality Agreement.
          (b) Following the Closing and until any applicable statute of limitations (including periods of waiver) has run, Acquiror shall retain all Books and Records in existence on the Closing Date, and to the extent permitted by Law and confidentiality obligations existing as of the Closing Date, to grant to each Unit Holder and their representatives during regular business hours and subject to reasonable rules and regulations, the right, subject to such Unit Holder reimbursing Acquiror, the Subsidiaries and any of their Affiliates for all out of pocket expenses incurred by them in complying with any such request at the expense of such Unit Holders, (i) to inspect and copy the Books and Records to the extent they relate to periods prior to the Closing Date and (ii) to have personnel of Acquiror made available to them or to otherwise cooperate to the extent reasonably necessary, including in connection with (A) preparing and filing Tax Returns and/or any Tax inquiry, audit, investigation or dispute, or (B) any litigation or investigation. During the period from the date of this Agreement until the date that is seven (7) years from the date of this Agreement, no Books and Records relating to periods prior to the Closing Date shall be destroyed by Acquiror without first advising the Unit Holders in writing and giving such Unit Holders a reasonable opportunity to obtain possession thereof at such Unit Holders’ expense.
          (c) Prior to the Closing, Acquiror shall use all subscriber information (as hereinafter defined) that was obtained prior to the Closing from the Company, the Subsidiaries or any Affiliate of any of the foregoing in connection with the Sale Process only in compliance with Sections 222 and 631 of the Communications Act and all other Laws governing the use, collection, disclosure and storage of such information. For purposes hereof, “subscriber information” means personally identifiable information pertaining to customers, including names, telephone numbers, e-mail and billing addresses, credit card numbers and expiration dates and bank account numbers and routing numbers.
          (d) The Company hereby agrees to use its reasonable best efforts to obtain and deliver to Acquiror a copy of the letter agreement substantially in the form attached hereto as Exhibit G duly executed and delivered by each of Net2Phone Cable Telephony, LLC and Net2Phone, Inc. (the “Confirmation Letter”), which confirms the Company’s and Acquiror’s understanding of the way in which the Cable Telephony Production Agreement, dated November

3, 2004, by and among Bresnan Communications, LLC, Net2Phone Cable Telephony, LLC and Net2Phone, Inc. (the “Net2Phone Agreement”) operates, as soon as possible and in no event later than the Closing Date; provided, however, that the requirement to use such reasonable best efforts shall not require the Company to pay fees in order to obtain the executed Confirmation Letter.
          (e) The Company will render, and cause the Subsidiaries to render, all access and assistance requested by Acquiror that would be necessary or desirable to enable the Company and the Subsidiaries to be able to provide telephony services from and after the Closing Date other than through the services provided pursuant to the Net2Phone Agreement, including (but only on and after the 61st day after the date of this Agreement) installation by Acquiror of equipment at their properties and facilities; provided, however, that Acquiror shall reimburse the Company and the Subsidiaries for all out-of-pocket expenses reasonably incurred by them in connection therewith and such assistance shall be rendered at times and in a manner that does not unreasonably interfere with the conduct of the Business by the Company and the Subsidiaries.
     Section 5.2 Conduct of Business. From the date hereof to the Closing, except as otherwise contemplated by this Agreement or as set forth in Section 5.2(a) of the Company Disclosure Schedule or as Acquiror otherwise agrees in writing in its sole discretion, the Company shall, and shall cause the Subsidiaries to, (i) conduct the Business in the Ordinary Course and use commercially reasonable efforts to preserve intact the Business and the Company’s relationships with customers, suppliers, creditors and employees; (ii) use commercially reasonable efforts to retain all of the Franchises, including performing all obligations under all of the Franchises and using commercially reasonable efforts to renew any material Governmental Authorizations that expire prior to the Closing Date; (ii) use commercially reasonable efforts to implement all rate changes provided for in Section 5.2(a) of the Company Disclosure Schedule, and (iii) maintain inventory sufficient for the operation of the Business in the Ordinary Course. From the date hereof to the Closing, except for the items set forth in Section 5.2(a) of the Company Disclosure Schedule (other than the exceptions to clause (ix) below stated therein) or to which Acquiror otherwise consents in writing (which consent (A) shall not be unreasonably withheld or delayed with respect to clauses (iv), (v), (viii), (ix) (other than the exceptions thereto set forth in Section 5.2(a) of the Company Disclosure Schedule), (x), (xi) and (xii) below, and (B) may be given or withheld in Acquiror’s sole discretion with respect to all of the other clauses of this Section 5.2(a)), the Company shall not, and shall cause the Subsidiaries not to:
          (i) incur, create or assume any Encumbrance on any of the assets of the Company that will remain in existence at the Closing, other than a Permitted Encumbrance;
          (ii) sell, lease, license, transfer or dispose of any (A) Systems, headends or subscribers or (B) other assets of the Company other than, in the case of this clause (B) only, in the Ordinary Course (other than in each case to the Company or a Subsidiary), in each case except as expressly required by the terms of any Contract entered into prior to the date of this Agreement and disclosed in the Company Disclosure Schedule;
          (iii) enter into, modify, renew or amend any programming Contracts or, other than in the Ordinary Course, (A) enter into or obtain any other Material Contract, Lease or Governmental Authorization; (B) modify, renew, suspend, abrogate or amend in any material respect any other Material Contract or any Lease or Governmental Authorization; or (C) reject, repudiate or terminate any Material Contract or any Lease or Governmental Authorization;
          (iv) modify, suspend, abrogate, amend or terminate any of the organizational documents of the Company or the Subsidiaries;
          (v) (A) authorize or issue any Equity Interest or class of Equity Interests in the Company or the Subsidiaries; or (B) cancel, redeem or repurchase any of the Units;
          (vi) except as described in Section 3.14(i) of the Company Disclosure Schedule, (A) grant or provide, or agree to grant or provide, any severance or termination payments or benefits to any of its directors, officers or employees, (B) increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to, or make any new equity awards to any of its directors or Employees, other than any increases in salary and bonuses in the Ordinary Course (it being agreed that any increase of more than 5% on an annualized basis in the combined salary and bonus of any individual shall be deemed to be outside the Ordinary Course), (C) establish, adopt, amend or terminate any Benefit Plan, or amend the terms of any outstanding equity-based awards, (D) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Benefit Plan, to the extent not already provided in any such Benefit Plan or (E) except as required by applicable Law, pay or agree to pay or increase or agree to increase any pension, retirement allowance, severance or other employee benefit not already required or provided for under any existing plan, agreement, policy or arrangement to any Employee;
          (vii) settle any claim, action, arbitration, dispute or other proceeding material to the Merger or the Business before or after Closing;
          (viii) transfer any Equity Interests in the Company or any of the Subsidiaries to any Person (other than Acquiror or a designee thereof), or cause or permit the Company or any of the Subsidiaries to engage in any merger, consolidation or other restructuring or recapitalization event, or liquidate or terminate the existence of the Company or any of the Subsidiaries;
          (ix) acquire (A) any System, headend, subscriber, Person, business or all or substantially all of the assets of any Person or business or (B) any other assets, other than, in the case of this clause (B) only, in the Ordinary Course, in each case except as expressly required by the terms of any Contract entered into prior to the date of this Agreement and disclosed in the Company Disclosure Schedule;

          (x) make any change in its accounting policies, practices or procedures from those used to prepare the Audited Financial Statements, unless such change is required by GAAP or manage payables, receivables or working capital other than in the Ordinary Course;
          (xi) fail to file, in a manner consistent with the Company’s and the Subsidiaries’ past practice, all Tax Returns of the Company and each Subsidiary required to be filed on or before the Closing Date;
          (xii) make or rescind any material Tax election, settle or compromise any claim by a Government Entity for Taxes payable by the Company or its Subsidiaries, surrender any right to claim a material refund of Taxes, enter into any closing agreement file any amendment (except as required by Law) to previously filed Tax Returns relating to material Taxes payable by the Company and its Subsidiaries, waive or extend any statute of limitation with respect to material Taxes, or change any material Tax accounting method;
          (xiii) engage in any business other than the Business or any marketing, promotional, subscriber installation or collection practices other than in the Ordinary Course;
          (xiv) convert any billing systems used by the Business;
          (xv) make any change to the Subscriber Accounting Policy, including as to disconnects;
          (xvi) except as required by applicable Law (including applicable must-carry laws), add or voluntarily delete any channels from any System of the Company or the Subsidiaries, or change the channel lineup or reposition any channel in any such system or commit to do any of the foregoing in the future, provided that in the event applicable Law requires the Company or any of the Subsidiaries to do any of the foregoing, the Company shall comply with all applicable Laws with respect to such actions;
          (xvii) change the rate charged for any level of cable television, telephony or high speed data services except for rate increases provided for in Section 5.2(a) of the Company Disclosure Schedule;
          (xviii) defer beyond the Closing Date (other than for valid and reasonable business reasons unrelated to this Agreement) the making of any of the capital expenditures set forth in Section 5.2(a) of the Company Disclosure Schedule that are scheduled to be made before the Closing Date; provided, however, that the Company shall not be deemed to have breached this covenant if it shall have made at least 95% of the aggregate capital expenditures required by the foregoing; and
          (xix) authorize or enter into any agreement or commitment to do any of the foregoing.

     Section 5.3 Consents; Further Assurances.
          (a) Subject to, and not in limitation of, Section 5.4, the Company, on the one hand, and Acquiror and Acquiror Sub, on the other hand, shall cooperate and use its respective commercially reasonable efforts to fulfill as promptly as practicable the conditions to Closing in this Agreement to the extent it has the ability to control the satisfaction of such conditions. Without limiting the generality of the foregoing, the Company, on the one hand, and Acquiror and Acquiror Sub, on the other hand, shall each, with the reasonable cooperation of the other(s), use commercially reasonable efforts to obtain and maintain all Company Required Consents and Acquiror Required Consents, respectively.
          (b) Nothing contained in this Agreement shall require the expenditure or payment of any funds (other than in respect of normal and usual attorneys’ fees, filing fees or other normal costs of doing business), the giving of any other consideration by Acquiror, the Company or the Subsidiaries or any adjustment to the Total Consideration with respect to seeking any Company Required Consents or Acquiror Required Consents or any regulatory approvals pursuant to Section 5.4.
          (c) Each party shall execute and deliver such other documents, certificates, agreements and other writings and to take such other commercially reasonable actions as may be necessary or desirable to evidence, consummate or implement expeditiously the Merger.
     Section 5.4 Regulatory Approvals.
          (a) As soon as practicable after the execution of this Agreement, but in any event no later than twenty (20) days after such execution, the Company and the Acquiror shall prepare and file or deliver, or cause to be prepared and filed or delivered, all applications (including FCC Forms 394 or other appropriate forms) and requests required to be filed with or delivered to the FCC, any Government Entities or any other Person that are necessary to obtain the consents of such Government Entities in connection with the transaction contemplated by this Agreement. The Company and Acquiror shall each be responsible for and pay one-half of all mandatory and generally applicable transfer and filing fees imposed by a Government Entity as a condition to processing or giving any consent. Notwithstanding the foregoing sentence, in no event shall either party be required to pay any fees and expenses of counsel, accountants, agents and other representatives of the applicable Government Entity related thereto.
          (b) Each of the Company and Acquiror shall (a) make or cause to be made all filings required of each of them or any of their Affiliates under the HSR Act or other Antitrust Laws with respect to the transactions contemplated hereby as promptly as practicable and, in any event, within 20 days after the date of this Agreement in the case of all filings required under the HSR Act, (b) comply at the earliest practicable date with any request under the HSR Act or other Antitrust Laws for additional information, documents, or other materials received by each of them or any of their respective subsidiaries or Affiliates from the FTC, the Antitrust Division of the Department of Justice (the “Antitrust Division”) or any other Government Antitrust Entity in respect of such filings or such transactions, and (c) cooperate with each other in connection with any such filing (including, to the extent permitted by applicable Law, providing copies of drafts of all prepared filings to the non-filing parties prior to filing and considering all reasonable additions, deletions or changes suggested in connection therewith) and in connection with resolving any investigation or other inquiry of any of the FTC, the Antitrust Division or other Government Antitrust Entity under any Antitrust Laws with respect to any such filing or any such transaction. Each such party shall use its commercially reasonable efforts to furnish to each other all information requested by the other party that is reasonably required for any application or other filing to be made pursuant to any applicable law in connection with the transactions contemplated by this Agreement. Each such party shall promptly inform the other parties hereto of any oral communication with, and provide copies of written communications with, any Government Entity regarding any such filings or any such transaction. No party hereto shall independently participate in any formal meeting with any Government Entity in respect of any such filings, investigation, or other inquiry without giving the other parties hereto prior notice of the meeting and, to the extent permitted by such Government Entity, the opportunity to attend and/or participate. Subject to applicable Law, the parties hereto will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto relating to proceedings under the HSR Act, other Antitrust Laws or other applicable Law. Any party may, if it reasonably deems it advisable and necessary, designate any competitively sensitive material provided to the other parties under this Section 5.4 as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient, unless express written permission is obtained in advance from the source of the materials.
          (c) Each of Acquiror and the Company shall use its commercially reasonable efforts to resolve such objections, if any, as may be asserted by any Government Antitrust Entity with respect to the transactions contemplated by this Agreement (an “Antitrust Objection”) under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other United States federal or state or foreign statutes, rules, regulations, orders, decrees, administrative or judicial doctrines or other laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, the “Antitrust Laws”). Each of Acquiror and the Company shall use commercially reasonable efforts to take such actions as may be required to cause the expiration of the waiting or notice periods under the HSR Act or other Antitrust Laws with respect to such transactions as promptly as possible after the execution of this Agreement. Notwithstanding the foregoing, nothing in this Agreement (other than the proviso to this sentence) shall require the Surviving Entity or any of its Affiliates to take any of the following actions, and neither the Company nor the Unit Holders’ Representative will offer, agree to take or take any of the following actions without the prior written consent of the Acquiror, in each case in response to an Antitrust Objection (i) extend any such waiting or notice period or agree with any Government Entity not to consummate any of the transactions contemplated hereby, (ii) sell, license or otherwise dispose of, or hold separate and agree to sell, license or otherwise dispose of, any investments, assets, operations, facilities or businesses of the Ultimate Parent, the Company, the Surviving Entity or any of their Affiliates, (iii) terminate, amend or assign any existing, or enter into any new, relationships, contractual rights or obligations, licenses or Contracts or (iv) agree to any material changes to or restriction on, or other impairment of any ability to own or operate, any such investments, assets, operations, facilities or businesses or interests therein or Acquiror’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the Equity Interests in the Surviving Entity; provided, however, that notwithstanding the foregoing, if it would resolve an Antitrust Objection, the Ultimate Parent and the Company shall, and shall cause each of their Affiliates to, agree to sell, license or otherwise dispose of, or hold separate, and sell, license or otherwise dispose of, or hold separate, any investments, assets, operations, facilities or businesses of the Ultimate Parent, the Company, the Surviving Entity and/or any of their Affiliates that have, in the aggregate, a fair market value not to exceed $10 million.
     Section 5.5 Tax Matters.
          (a) Acquiror shall be liable for any Taxes imposed with respect to the Business, the assets of the Business, or any income or gains derived with respect thereto (and any Losses directly or indirectly relating to or arising out of any such liability for Taxes) for any taxable period or portion thereof beginning after the Closing Date.
          (b) To the extent necessary to determine the liability for Taxes for a portion of a taxable year or period that begins before and ends after the Closing Date (such period, a “Straddle Period”), the determination of the Taxes for the portion of the year or period ending on, and the portion of the year or period beginning after, the Closing shall be determined by assuming that the taxable year or period ended as of the close of business on the Closing Date.
          (c) To the extent necessary to determine the liability for Taxes imposed on a periodic basis with respect to any assets or otherwise measured by the level of any item, the determination of the Taxes for the portion of the year or period ending on the Closing Date shall be deemed to be the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction the numerator of which is the number of calendar days in the period ending on the close of the Closing Date and the denominator of which is the number of calendar days in the entire period.
          (d) All federal, state, local or foreign or other excise, sales, use, value added, transfer (including real property transfer or gains), stamp, documentary, filing, recordation and other similar taxes and fees that may be imposed or assessed as a result of the Merger, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties (“Transfer Taxes”), shall be borne by Acquiror. Any Tax Returns that must be filed in connection with Transfer Taxes shall be prepared by the party primarily or customarily responsible under applicable Law for filing such Tax Returns, and such party will use commercially reasonable efforts to provide such Tax Returns to the other party (or, in the case of the Company, to the Unit Holders) at least ten (10) Business Days prior to the date such Tax Returns are due to be filed. Acquiror and the Unit Holders shall cooperate in the timely completion and filing of all such Tax Returns.
          (e) The Company shall prepare and file, or cause to be prepared and filed, in a manner consistent with past practice, all Tax Returns of the Company and each Subsidiary that are required to be filed for all taxable periods ending on or before the Closing Date (“Pre-Closing Tax Periods”). With respect to any federal income tax return of the Company for a Pre-Closing

Tax Period that will be filed after the Closing Date, the Company shall deliver to the Unit Holders’ Representative no later than ten (10) Business Days prior to the due date of such return, a draft of such return for the Unit Holders’ Representative’s review and consent (such consent not to be unreasonably withheld or delayed). Acquiror shall provide timely notice to the Unit Holders of any communication from a taxing authority that Acquiror or Acquiror Sub may receive with respect to the Company or a Subsidiary for any Pre-Closing Tax Period. The Unit Holders’ Representative shall control the defense and settlement of any audit or administrative or judicial proceeding relating to the income Tax Returns for the Company and each Subsidiary for all Pre-Closing Tax Periods. Acquiror shall have no authority to amend any Tax Return of the Company or a Subsidiary for any Pre-Closing Tax Period without the Unit Holders’ Representative’s prior consent (such consent not to be unreasonably withheld or delayed).
          (f) At or before the Closing, Unit Holders’ Representative shall deliver on behalf of each Unit Holder a duly executed certificate of non-foreign status in the form and manner that complies with Section 1445 of the Code and the Treasury Regulations thereunder.
     Section 5.6 Employees.
          (a) The Employees who are employed immediately prior to the Closing and who continue their employment with the Surviving Entity, Bresnan, Acquiror or an Affiliate thereof following the Closing Date are hereinafter referred to as the “Continuing Employees.”
          (b) Following the Effective Time,
          (i) Acquiror shall, and shall cause the Surviving Entity to, perform their respective obligations under any applicable employment Contracts of the Company and the labor and collective bargaining Contract of the Company.
          (ii) the service of each Continuing Employee with the Company or any of the Subsidiaries (or any predecessor employer) prior to the Effective Time shall be treated as service with Acquiror and the Subsidiaries for purposes of each employee benefit plans, agreements, programs, policies and arrangements of Acquiror or its Affiliates (the “Acquiror Plans”) (including vacation, paid time-off and severance plans) in which such Continuing Employee is eligible to participate and participates in after the Effective Time, including for purposes of eligibility to participate, vesting and benefit levels, but not for the purpose of determining any benefit accruals .
          (iii) for purposes of each Acquiror Plan in which any Continuing Employee or his or her eligible dependents is eligible to participate and participates in after the Effective Time, Acquiror shall, or shall cause the Subsidiaries to, (A) waive any pre-existing condition, exclusion, actively-at-work requirement or waiting period to the extent such condition, exclusion, requirement or waiting period was satisfied or waived under the comparable Benefit Plan of the Company or any of the Subsidiaries as of the Effective Time and (B) provide full credit for any co-payments, deductibles or similar payments made or incurred prior to the Effective Time under the comparable Benefit Plan of the Company or any of the Subsidiaries for the plan year in which the Effective Time occurs.

          (c) Acquiror shall indemnify, defend and hold harmless the Manager, its shareholders, directors officers and employees, those Persons who were members of the Company on or prior to the Closing, and the individuals who on or prior to the Closing were the managers, directors, officers or employees of the Company, of any of the Subsidiaries or of the Manager (collectively, the “Indemnitees”) from and against any Losses imposed on the Indemnitees directly or indirectly relating to or arising out of the termination of employment, or the wrongful discharge, including constructive discharge by Acquiror or its Affiliates, of any Continuing Employee, or the violation of any Law or agreement (including employee contracts) occurring after the Effective Time with respect to any Continuing Employee.
          (d) Acquiror shall be responsible for providing or discharging any and all notifications, benefits and liabilities to Continuing Employees and governmental authorities required by WARN or by any other applicable Law relating to plant closings or employee separations or severance pay that are required to be provided occurring after the Closing.
          (e) Prior to the Effective Time, if requested by Acquiror in writing, to the extent permitted by applicable Law and the terms of the applicable plan or arrangement, the Company shall (1) cause to be amended the employee benefit plans and arrangements of it and the Subsidiaries to the extent necessary to provide that no employees of Acquiror and the Subsidiaries shall commence participation therein following the Effective Time unless the Surviving Corporation or such Subsidiary explicitly authorizes such participation and (2) cause the Company’s 401 (k) Plan to be terminated effective immediately prior to the Effective Time.
          (f) Prior to making any written or oral communications to the directors, officers or employees of the Company or any of the Subsidiaries pertaining to material compensation or benefit matters that are affected by the transactions contemplated by this Agreement, the Company shall provide Acquiror with a copy of the intended communication, Acquiror shall have a reasonable period of time to review and comment on the communication and consider such comments in good faith.
          (g) Notwithstanding any provision of this Section 5.6, Acquiror shall either cause the Continuing Employees to continue to participate in the existing Benefit Plans or, in its sole discretion, cause the Continuing Employees to participate in the Acquiror Plans. Furthermore, nothing contained in this Section 5.6 shall require or imply that the employment of the Employees or the Continuing Employees will continue for any particular period of time following the Effective Time. This Section 5.6 is not intended, and shall not be deemed, to confer any rights or remedies upon any Person other than the parties to this Agreement and their respective successors and permitted assigns, to create any agreement of employment with any Person or to otherwise create any third-party beneficiary hereunder, or to be interpreted as an amendment to any plan of Acquiror or any Affiliate of Acquiror.
     Section 5.7 Maintenance of Certain Insurance Coverage and Indemnification Rights.
          (a) From and after the Closing, Acquiror shall cause the Surviving Entity to indemnify, defend and hold harmless, to the fullest extent permitted under applicable Law, the Indemnitees from and against any and all Losses incurred by them in settlement of, or otherwise in connection with, any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Person’s service as a director, officer or employee of the Company, any Subsidiary or the Manager, or in connection with other services performed by such Person at the request of the Company, any Subsidiary or the Manager, and arising out of actions or omissions or alleged actions or omissions in such capacities occurring, at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, including, for the avoidance of doubt, in connection with (i) the transactions contemplated by this Agreement, and (ii) actions to enforce this provision or any other indemnification or advancement right of any Indemnitees (each, a “Claim”). All rights of the Indemnitees to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Closing as provided in the LLC Agreement (including under Section 8.6 thereof), the respective Subsidiaries certificates or articles of organization or operating agreements, certificates or articles of incorporation or bylaws or comparable organizational documents of the Subsidiaries as now in effect, and any indemnification agreements or arrangements of the Company or any of the Subsidiaries shall survive the Closing and shall continue in full force and effect in accordance with their terms. Such rights shall not be amended, or otherwise modified in any manner that would adversely affect the rights of the Indemnitees, unless such modification is required by Law. In addition, the Surviving Entity shall pay any expenses of any Indemnitee under this Section 5.7, as incurred to the fullest extent permitted under applicable Law, provided that the person to whom expenses are advanced provides an undertaking to repay such advances to the extent required by applicable Law.
          (b) The Surviving Entity, from and after the Closing, shall cause (i) the limited liability company agreement or comparable organizational documents of the Surviving Entity to contain provisions no less favorable to the Indemnitees with respect to limitation of the liabilities and indemnification of directors, officers and employees with respect to actual or alleged acts and omissions by them in such capacities on or prior to the Closing Date than are set forth as of the date of this Agreement in the LLC Agreement of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years after the Closing in a manner that would adversely affect the rights thereunder of the Indemnitees, unless such modification is required by applicable Law and (ii) the certificates or articles of organization or operating agreements, certificates or articles of incorporation or bylaws or comparable organizational documents of each Subsidiary to contain provisions no less favorable to the Indemnitees with respect to indemnification of directors, officers and employees with respect to actual or alleged acts and omissions by them in such capacities on or prior to the Closing Date than are set forth therein as of the date of this Agreement, which provisions in each case shall not be amended, repealed or otherwise modified for a period of six (6) years after the Closing in a manner that would adversely affect the rights thereunder of the Indemnitees unless such modification is required by applicable Law.
          (c) The Surviving Entity shall have the right (but not the obligation) to control the defense of, including the investigation of, any Claim against any Indemnitee with counsel selected by the Surviving Entity; provided, however, that notwithstanding the foregoing (i) such Indemnitee may participate in the defense of such Claim with independent legal counsel reasonably acceptable to the Indemnitee, (ii) the Surviving Entity shall not have the right to enter into any settlement of such Claim on such Indemnitee’s behalf without the consent of such Indemnitee unless (x) any amount to be paid by the Indemnitee is paid by the Surviving Entity

(including with the proceeds of any available insurance coverage), (y) such settlement does not involve any finding or admission of any violation of law or any injunctive or other form of non-monetary relief binding upon such Indemnitee other than reasonable confidentiality obligations relating to the terms of such settlement, and (z) such settlement expressly and unconditionally fully releases such Indemnitee from all Liabilities with respect to such Claim, (iii) the Surviving Entity shall pay all reasonable fees and expenses of such counsel for such Indemnitee promptly as invoices therefor are received, (iv) such Indemnitee will use its commercially reasonable efforts to assist in the vigorous defense of any such matter and (v) the Surviving Entity shall not be liable for any settlement of any Claim effected without its written consent. Promptly after learning of any Claim for which indemnification is provided under Section 5.7(a), the Indemnitee shall notify the Surviving Entity and Acquiror (although the failure to notify the Surviving Entity and Acquiror shall not relieve the Surviving Entity from any liability which it may have under Section 5.7(a) except to the extent such failure actually prejudices the Surviving Entity). If there is more than one Indemnitee in connection with any Claim, such Indemnitees as a group shall retain one law firm (in addition to local counsel) to represent them with respect to each such matter unless there is, under applicable standards of professional conduct (as advised in writing by counsel to such Indemnitees), a conflict on any significant issue between the position of any two or more of such Indemnitees, in which event, additional counsel may be retained by one or more of such Indemnitees as may be appropriate and the cost of thereof shall be paid as set forth above.
          (d) Each of Acquiror and the Indemnitee shall cooperate, and cause their respective Affiliates to cooperate, in the defense of any Claim and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.
          (e) For the six-year period commencing immediately after the Closing, Acquiror shall maintain in effect the Company’s current policy of directors’ and officers’ liability and employment practices insurance covering acts or omissions occurring prior to the Closing with respect to those persons who are currently covered by such policies on terms with respect to such coverage and amount no less favorable to such persons than those of such policy in effect on the date hereof; provided that Acquiror may substitute therefor policies (including “tail” policies) of a reputable insurance company the terms of which, including coverage and amount, are no less favorable to such persons than the insurance coverage otherwise required under this Section 5.7(e); and provided, further, that notwithstanding the foregoing, in no event shall Acquiror be required to expend for such policies an annual premium amount in excess of 300% of the annual premiums currently paid by the Company for such insurance and if the annual premiums for such insurance coverage exceed such amount, then Acquiror shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.
          (f) The provisions of this Section 5.7: (i) are intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives; and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise. The obligations of the Surviving Entity under this Section 5.7 shall not be terminated or modified in such a manner as to adversely affect any Indemnitee to whom this Section 5.7 applies without the consent of the affected Indemnitee (it being expressly agreed that the Indemnitees to whom this Section 5.7 applies shall be third party beneficiaries of this Section 5.7).
          (g) If the Surviving Entity or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Entity shall assume all of the obligations thereof set forth in this Section 5.7.
     Section 5.8 Contact with Customers, Supplier and Other Business Relations. Prior to the Closing, except as otherwise expressly contemplated hereby, Acquiror and Acquiror Sub and their representatives shall not have any contact or otherwise communicate with the employees, customers, suppliers and other business relations of the Company and the Subsidiaries about the Company or the Subsidiaries or their respective assets, properties, operations or Businesses in connection with the transactions contemplated hereby without the Company’s prior consent (such consent not to be unreasonably withheld or delayed).
     Section 5.9 Discontinued Channels. At any time after the Effective Time hereof but no later than sixty (60) days prior to the Closing, Acquiror may provide written notice to the Company of any programming channels which will not continue to be distributed on any or all of the Systems of the Company or the Subsidiaries after the Closing (each such channel, a “Discontinued Channel”). With respect to each System of the Company or the Subsidiaries that shall not be distributing any Discontinued Channel or Channels after the Closing, at least thirty (30) days prior to the Closing, unless otherwise directed by Acquiror, the Company shall send a notice to affected customers of each such system informing them that effective as of the Closing, such system shall no longer distribute the applicable Discontinued Channel or Channels. Such notice shall comply with all applicable FCC and/or state law and/or applicable Franchise requirements and the Company shall prepare and provide a copy to Acquiror of each proposed notice for the approval of Acquiror at least ten (10) days prior to the date such notice is to be sent.
     Section 5.10 Real Estate Matters. The Company and the Subsidiaries shall reasonably cooperate with Acquiror and Acquiror Sub so that the Acquiror Sub may receive, at Acquiror’s expense and to the extent available in the respective jurisdiction, an ALTA owner’s policy or policies of title insurance from a nationally recognized title insurance company reasonably acceptable to the Acquiror (the “Title Company”) insuring title to such of the Owned Real Property that Acquiror shall designate in writing, subject only to Permitted Encumbrances. The Company and the Subsidiaries shall reasonably cooperate with Acquiror so that the Acquiror Sub may receive, at the Acquiror’s expense, a current ALTA/ASCM survey of each such parcel of Owned Real Property and, where the Company is the sole tenant of the Leased Property, such Leased Real Property. Each such survey shall be certified to (i) the Acquiror, (ii) the Company or applicable Subsidiary, (iii) Acquiror Sub, and (iv) the Title Company.
     Section 5.11 Financing.

          (a) Subject to the terms and conditions of this Agreement, each of Acquiror and Acquiror Sub shall use its reasonable best efforts to obtain the Financing on the terms and conditions described in the Financing Letters, and shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, the Financing Letters; provided, however, that notwithstanding the foregoing, Acquiror shall be entitled to amend or waive any provision of or remedy under the Debt Commitment Letter, or replace it, provided that no such amendment, waiver or replacement may (i) reduce the aggregate amount of the Debt Financing (unless the Ultimate Parent increases its funding commitment under the Equity Commitment Letter by an amount equal to the amount of such reduction subject to receipt of the proceeds of Debt Financing and the satisfaction or waiver of all of the conditions set forth in Section 6.1 and 6.2) or (ii) impose new or additional conditions or otherwise expand, amend or modify any of the conditions to the receipt of the Debt Financing in a manner that would reasonably be expected to (A) delay or prevent the Closing Date, (B) make the funding of the Debt Financing (or satisfaction of the conditions to obtaining the Debt Financing) less likely to occur or (C) adversely impact the ability of Acquiror or Acquiror Sub, as applicable, to enforce its rights against other parties to the Debt Commitment Letter or the definitive agreements with respect thereto. Each of Acquiror and Acquiror Sub shall use its reasonable best efforts (i) to maintain in effect the Financing Letters, to execute and deliver the Senior Credit Facilities and the Bridge Facility (each as defined in the Debt Commitment Letter) and to negotiate all other definitive agreements with respect to the Debt Commitment Letter on the terms and conditions (including the flex provisions) contained in the Debt Commitment Letter and related fee letters, (ii) to satisfy all conditions to such definitive agreements and consummate the Financing at or prior to the Closing, and (iii) to comply with its obligations under the Financing Letters. Acquiror shall keep the Company informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange the Financing and provide to the Company copies of all definitive documents related to the Financing. Without limiting the generality of the foregoing, Acquiror and Acquiror Sub shall give the Company prompt notice: (i) of any breach or default by any party to any Financing Letters or definitive document related to the Financing of which Acquiror and Acquiror Sub become aware; (ii) of the receipt of any written notice or other written communication from any Financing source with respect to any: (A) breach, default, termination or repudiation by any party to the Financing Letters or any definitive document related to the Financing or any provisions of the Financing Letters or any definitive document related to the Financing or (B) material dispute or disagreement between or among any parties to any Financing Letters or any definitive document related to the Financing; and (iii) if for any reason Acquiror or Acquiror Sub believes in good faith that it will not be able to obtain all or any portion of the Financing on the terms, in the manner or from the sources contemplated by the Financing Letters or the definitive documents related to the Financing; provided, that Acquiror and Acquiror Sub shall be under no obligation to disclose any information that is subject to an attorney-client or similar privilege if Acquiror and Acquiror Sub shall have used reasonable best efforts to disclose such information in a way that would not waive such privilege. As soon as reasonably practicable, but in any event within 5 days of the date the Company delivers Acquiror or Acquiror Sub a written request, Acquiror and Acquiror Sub shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause (i), (ii) or (iii) of the immediately preceding sentence. Acquiror and Acquiror Sub shall use their reasonable best efforts to cause the lenders and any other Persons providing Financing to fund on the Closing Date the Financing required to consummate the Merger and the other transactions contemplated by this Agreement if all conditions to closing contained in Article VI are satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions). For the avoidance of doubt, in the event that all or any portion of the Debt Financing to be obtained through the issuance of Notes as contemplated by the Debt Commitment Letter has not been obtained on or prior to the Closing, then Acquiror shall use its reasonable best efforts to cause, no later than the Closing, the proceeds of the Bridge Loans contemplated by the Debt Commitment Letter to be used to replace such portion of the Notes not issued at Closing. Acquiror and Acquiror Sub acknowledge and agree that the obtaining of the Financing is not a condition to Closing. For the avoidance of doubt, if the Debt Financing has not been obtained, Acquiror and Acquiror Sub shall continue to be obligated, subject to the fulfillment or waiver of the conditions set forth in Article VI, to consummate the Merger and the other transactions contemplated by this Agreement. Notwithstanding anything contained in this Section 5.11 or in any other provision of this Agreement, in no event shall Acquiror or Acquiror Sub be required (i) to amend or waive any of the terms or conditions hereof or (ii) to consummate the Closing any earlier than the final day of the Marketing Period.
          (b) Prior to the Closing Date, the Company shall use its commercially reasonable efforts to provide to Acquiror and Acquiror Sub, at Acquiror’s sole expense, all cooperation reasonably requested by Acquiror in connection with the arrangement of the Financing (including, for the avoidance of doubt, any issuance of the Senior Notes as defined in and contemplated by the Debt Commitment Letter) or any permitted amended or modified financing (collectively with the Financing, the “Available Financing”) (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and the Subsidiaries), including (i) furnishing Acquiror and Acquiror Sub and their Financing sources as promptly as practicable with all financial statements required to be delivered pursuant to clause (vii) (Financial Statements) of Exhibit C of the Debt Commitment Letter, other than pro forma financial statements unless Acquiror or Acquiror Sub has provided the Company information relating to pro forma adjustments at least 30 days prior to the date pro forma financial statements are required to be delivered (without giving effect to any qualification therein with respect to receipt by Acquiror or Acquiror Sub); (ii) furnishing Acquiror and Acquiror Sub and their Financing sources as promptly as practicable with information relating to the Company and the Subsidiaries to the extent reasonably requested by Acquiror to prepare the confidential information memorandum and the lender presentation contemplated by the Debt Commitment Letter (information required pursuant to clause (i) and this clause (ii) being referred to as the “Required Bank Information”), (iii) participating in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers or agents for, and prospective lenders and purchasers of, the Available Financing and senior management, with appropriate seniority and expertise, of the Company), presentations, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Available Financing, (iv) using commercially reasonable efforts to obtain accountant’s comfort letters and legal opinions reasonably requested by Acquiror, (v) using commercially reasonable efforts to obtain surveys and title insurance reasonably requested by Acquiror, (vi) taking all corporate actions, subject to the occurrence of the Closing, reasonably requested by Acquiror to permit the consummation of the Available Financing and to permit the proceeds thereof to be made available to the Surviving Entity at the Closing, (vii) executing and delivering any pledge and security documents, other definitive financing documents or other certificates, and documents as may be reasonably requested by Acquiror (including a certificate of the chief financial officer of the Company with respect to solvency matters in the form of Exhibit H attached hereto and consents of accountants for use of their reports in any material relating to the Available Financing), (viii) providing authorization letters to the Financing sources authorizing the distribution of information to prospective lenders and containing a customary representation to the arranger of the Available Financing that the information contained in the confidential information memorandum contemplated by the Debt Commitment Letter does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and, in the case of the public-side version, containing a representation to the arranger of the Available Financing that such public-side version does not include material non-public information about the Company and the Subsidiaries, (ix) cooperating reasonably with Acquiror’s Financing sources’ due diligence to the extent reasonable and to the extent not unreasonably interfering with the business of the Company; (x) using its commercially reasonable efforts to permit any cash and marketable securities of the Company and the Subsidiaries that can, without violating Law or incurring material Taxes, reasonably be made available to pay a portion of the aggregate Total Consideration to be made available for that purpose at the Closing (it being understood that the Company has not made any representations about how much that cash and marketable securities will be), (xi) assisting in (A) the preparation of and entering into one or more credit agreements or purchase agreements or other agreements on the terms contemplated by the Debt Commitment Letter or, if applicable, on the terms contemplated by the Available Financing, and currency or interest hedging agreements as reasonably requested by Acquiror or Acquiror Sub or (B) the amendment of any of the Company’s or the Subsidiaries’ currency or interest hedging agreements on terms reasonably requested by Acquiror or Acquiror Sub; provided that no obligation of the Company or any of the Subsidiaries under any such agreements or amendments shall be effective until the Closing, and (xii) assisting with the preparation of the confidential information memorandum, the lender presentation and one rating agency presentation for each of Moody’s Investor Services and Standard & Poor’s Ratings Group, a division of the McGraw Hill Corporation; provided that (A) any confidential information memorandum and the lender presentation need not be issued by the Company or any of the Subsidiaries and (B) any confidential information memorandum and the lender presentation shall contain disclosure reflecting the Surviving Corporation and/or the Subsidiaries as the obligor. Notwithstanding the foregoing, (A) no obligation of the Company or any of the Subsidiaries under any certificate, document or instrument (other than the authorization letters referred to above) shall be effective until the Closing Date and (B) none of the Company or any of the Subsidiaries shall be required to bear any cost or expense or to pay any commitment or other similar fee in connection with the Available Financing prior to the Closing Date. The Company hereby consents to the use of its and the Subsidiaries’ logos in connection with the Available Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of the Subsidiaries or the reputation or goodwill of the Company or any of the Subsidiaries. All non-public or other confidential information provided by the Company or any of its Representatives pursuant to this Section 5.11(b) shall be kept confidential, except that Acquiror and Acquiror Sub shall be permitted to disclose such information to potential sources of capital and to rating agencies and prospective lenders and investors during syndication of the Available Financing subject to the potential sources of capital, prospective lenders and investors entering into customary confidentiality undertakings with respect to such information, with the Company being a beneficiary of such confidentiality undertakings. Acquiror shall promptly, upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of the Subsidiaries in connection with the cooperation of the Company and the Subsidiaries contemplated by this Section 5.11, and shall indemnify and hold harmless the Company, the Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them of any type in connection with the arrangement of any Available Financing and any information used in connection therewith.
          (c) The Company shall furnish Acquiror and Acquiror Sub and their Financing sources as promptly as practicable with all financial and other pertinent information with respect to the Company and the Subsidiaries as may be reasonably requested by Acquiror in order to prepare the offering memorandum and private placement memorandum referred to in clause (x) in Exhibit C to the Debt Commitment Letter in order to consummate the offering of the Senior Notes contemplated by the Debt Commitment Letter in accordance with the terms of the Debt Commitment Letter on the Closing Date, including all financial statements and financial data (provided that in the case of pro forma financial statements all information related to pro forma adjustments shall have been provided by Acquiror or Acquiror Sub at least 30 days prior to when pro forma financial statements are required to be provided) that are customarily included in a preliminary offering memorandum for a high-yield debt securities offering (including all financial data that would be reasonably required to enable the independent registered public accountants of the Company and the Subsidiaries to render a customary “comfort letter” (including customary “negative assurances”)) (information required pursuant to this clause being referred to as the “Required Notes Information”; provided, that if the Company shall in good faith reasonably believe it has delivered the Required Notes Information, it may deliver to Acquiror a written notice to that effect (stating when it believes it completed such delivery), in which case the Required Notes Information shall be deemed to have been delivered on the date of such notice unless Acquiror in good faith reasonably believes the Company has not completed delivery of the Required Notes Information and, within four (4) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with specificity which Required Notes Information the Company has not been delivered.)
          (d) Subject to applicable Law, the Company shall use commercially reasonable efforts, upon the reasonable request of Acquiror Sub, to take any action reasonably requested by Acquiror Sub in connection with its strategic planning; provided, however, that (i) the Company shall not be required to take any action in contravention of any organizational document or other Contract relating to it or any of the Subsidiaries, (ii) any such actions or transactions shall be conditioned upon the Closing occurring, (iii) any and all such actions shall not constitute a breach by the Company of any representation, warranty or covenant made by the Company pursuant to this Agreement, (iv) no such actions shall subject the Company, any of the Subsidiaries or any of their respective directors, officers, employees, affiliates, advisors, agents or representatives to any potential liability prior to the Closing or any potential criminal liability (at any time) and (v) the Company shall not be required to take any action that could reasonably be expected to delay or prevent the consummation of the transactions contemplated by this

Agreement or make the funding of the Financing (or satisfaction of the conditions to obtain the Financing) less likely to occur. If the Closing is not consummated, Acquiror Sub shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company in connection with any actions taken by the Company in accordance with this Section 5.11(d). Notwithstanding anything in this Section 5.11(d) to the contrary, the Company shall not be required to take any action prior to the Closing under this Section 5.11(d), unless Acquiror Sub shall have agreed to indemnify and hold harmless the Company, any of the Subsidiaries or any of their respective directors, officers, employees, affiliates, advisors, agents or representatives for and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with such actions.
     Section 5.12 Notification. Between the date of this Agreement and the Closing Date, the Company shall give prompt notice to Acquiror, and Acquiror shall give prompt notice to the Company, (i) of any notice or other communication received by such party from any Government Entity in connection with the transactions contemplated by this Agreement or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Entity or Acquiror, (ii) of any actions, suits, claims, investigations or proceedings commenced relating to or otherwise affecting such party of any of its Subsidiaries which relate to the transactions contemplated by this Agreement, and (iii) if such party becomes aware of any fact, circumstance or event that would reasonably be expected to cause any of the conditions set forth in Sections 6.1, 6.2 or 6.3 not to be satisfied. Notwithstanding the foregoing, it is understood and agreed that neither the delivery of any notice pursuant to this Section 5.11 nor any disclosures provided thereby shall affect any of the rights, remedies or obligations of Acquiror or Acquiror Sub hereunder.
ARTICLE VI.
CONDITIONS TO CLOSING
     Section 6.1 Conditions to the Obligations of Acquiror and the Company. The obligations of the parties hereto to effect the Closing are subject to the satisfaction (or waiver by both parties) prior to the Closing of the following conditions:
          (a) HSR. The waiting periods applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated;
          (b) LFA Approvals. The sum of the aggregate number of Basic Subscribers served by Systems (i) pursuant to the “grandfathering” provisions of the Communications Act and (ii) pursuant to each Franchise for which (A) no consent is required from any Government Entity issuing such Franchise for the consummation of the Merger or (B) any such consent is required and has been received, shall be no less than 80% of the Basic Subscribers served by the Systems as of the date of this Agreement;
     (c) FCC. The FCC shall have provided all approvals set forth in Section 3.3 of the Company Disclosure Schedule;

          (d) No Prohibition. No Government Entity or federal or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, judgment, injunction or other order (whether temporary, preliminary or permanent), in any case which is in effect and which makes unlawful, prohibits, delays, enjoins or otherwise prevents or restrains the consummation of the Merger and no action seeking any of the foregoing shall be pending; and
          (e) Escrow. The Adjustment Escrow Agreement shall have been executed and delivered by all parties thereto.
     Section 6.2 Conditions to the Obligations of Acquiror and Acquiror Sub. The obligation of Acquiror and Acquiror Sub to effect the Closing is subject to the satisfaction (or waiver by Acquiror) prior to the Closing of the following conditions:
          (a) Representations and Warranties. Each of the representations and warranties of the Company contained in this Agreement (other than those in the second sentence of Section 3.1(b) or in Sections 3.2 and 3.5, collectively, the “Fundamental Representations”) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects as of and as though made on the Closing Date (except for any such representation and warranty that is expressly made as of a specified earlier date, which shall be true and correct in all respects as of such specified earlier date) in each case without giving effect to any “Material Adverse Effect”, “material” or other materiality qualification, limitation or exception contained therein other than any failures to be so true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect. Each Fundamental Representation shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of and as though made on the Closing Date;
          (b) Covenants. Each of the covenants and agreements of the Company to be performed on or prior to the Closing shall have been performed in all material respects (other than the covenant set forth in Section 5.5(f), the performance of which shall not be a condition to Closing under this Section 6.2, and it being further understood that the Company’s obligations set forth in Sections 5.11(b) and (c) shall be deemed not to have been performed in all material respects if the Company’s failure to provide Required Bank Information or Required Notes Information reasonably requested by Acquiror shall have caused Acquiror to fail to satisfy the condition set forth in clause Exhibit C to the Debt Commitment Letter);
          (c) The Company’s Certificate. Acquiror shall have received a certificate, signed by the President and CEO of the Manager on behalf of the Company, dated the Closing Date, to the effect that the conditions set forth in Sections 6.2(a) and 6.2(b) have been satisfied;
          (d) Termination of Management Agreement. The Management Agreement, dated as of March 20, 2003, by and between the Manager and the Company, shall have been terminated, and the Manager shall have waived all of its rights as Manager under the LLC Agreement, pursuant to the execution and delivery by the Manager and the Company of the Termination Agreement, dated the Closing Date, in the form attached hereto as Exhibit I (the “Termination Agreement”); and

          (e) Other Deliveries. The Company shall have delivered or caused to be delivered to Acquiror each of the deliverables specified in Section 2.7(a).
     Section 6.3 Conditions to the Obligations of the Company. The obligations of the Company to effect the Closing are subject to the satisfaction (or waiver by the Company) prior to the Closing of the following conditions:
          (a) Representations and Warranties. Each of the representations and warranties of Acquiror and Acquiror Sub contained in this Agreement, without regard to any “materiality” or “material adverse effect” qualification contained therein, shall be true and correct in all respects at and as of the Closing Date (except for such representations and warranties that are made as of a specific date, which shall be true and correct in all respects as of such date), as though such representation or warranty were made as of such date; provided that for purposes of the foregoing, the representations and warranties shall be deemed to be true and correct in all respects to the extent that the aggregate effect of any inaccuracies as of the applicable date would not reasonably be expected to have a material adverse effect on Acquiror’s and Acquiror Sub’s ability to consummate the Merger.
          (b) Covenants. Each of the covenants and agreements of Acquiror and Acquiror Sub to be performed on or prior to the Closing shall have been performed in all material respects.
          (c) Certificate. The Unit Holders shall have received a certificate, signed on behalf of Acquiror and Acquiror Sub, dated the Closing Date, to the effect that the conditions set forth in Sections 6.3(a) and 6.3(b) have been satisfied.
          (d) Consideration; Transaction Expenses. Acquiror shall have delivered, or caused to be delivered, the consideration payable by it pursuant to Section 2.4.
ARTICLE VII.
SURVIVAL
               The representations, warranties, covenants and agreements of the Company, Acquiror and Acquiror Sub contained in this Agreement shall survive the Closing for the applicable period set forth in this Article VII: (i) all representations and warranties contained in this Agreement, and all claims with respect thereto, shall terminate and expire upon the Closing; (ii) all of the parties’ respective covenants and agreements to be performed prior to the Closing, and all claims with respect thereto, shall terminate and expire upon the Closing; and (iii) all of the parties’ respective covenants and agreements to be performed following the Closing, and all claims with respect thereto, shall terminate upon the expiration of the applicable statutes of limitations with respect thereto.
ARTICLE VIII.
TERMINATION
     Section 8.1 Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Closing by written agreement of the Company and Acquiror.

     Section 8.2 Termination by Acquiror or the Company.
          (a) Acquiror, on the one hand, or the Company, on the other hand, may terminate this Agreement at any time prior to the Closing by giving written notice of termination to the other(s), if: (i) the Closing shall not have occurred by the date six (6) months following the date hereof (the “End Date”); provided, however, that if (x) any of the conditions set forth in Sections 6.1(a), (b) or (c) are not satisfied on the End Date or all such conditions are satisfied on, but the Marketing Period has not ended by, the End Date, then in either case the Company or Acquiror shall be entitled to extend the End Date to the date which is nine (9) months following the date of this Agreement and (y) any of the conditions set forth in Sections 6.1(a) or 6.1(c) are not satisfied at the end of such extension, then Acquiror shall be entitled to extend the End Date to the date which is twelve (12) months following the date of this Agreement; in each case so long as the party proposing to terminate has not breached in any material respect any of its covenants or agreements under this Agreement in any manner that shall have proximately caused (such breaching party, a “Proximate Cause Party”) the failure of the Closing to so occur; or (ii) any Law permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable, so long as the party proposing to terminate is not a Proximate Cause Party with respect to the issuance, existence or effectiveness of such Law.
          (b) The Company may terminate this Agreement:
          (i) at any time prior to the Closing, by written notice to Acquiror, if (x) there has been a breach of any representation, warranty, covenant or agreement made by Acquiror herein or any such representation or warranty shall have become untrue as of and as though made on any date after the date of this Agreement, (y) such breach or untruth would cause any of the closing conditions in Sections 6.3(a) or (b) not to be satisfied (assuming, in the case of any such untruth, that such date was the Closing Date) and (z) such breach or untruth is not curable or, if curable, is not cured by Acquiror within thirty (30) days after written notice thereof is given by the Company to Acquiror; or
          (ii) immediately, if (A) the Marketing Period has ended and all of the conditions set forth in Sections 6.1 and 6.2 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing), (B) Acquiror fails to complete the Closing within two Business Days following the date the Closing should have occurred pursuant to Section 2.1(b), and (C) the Company irrevocably confirmed in writing that (x) all of the conditions set forth in Sections 6.1 and 6.2 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) or will be waived by the Company and (y) it is prepared to consummate the Closing.
          (c) Acquiror may terminate this Agreement at any time prior to the Closing, by written notice to the Company, if (x) there has been a breach of any representation, warranty, covenant or agreement made by the Company herein or any such representation or warranty shall have become untrue as of and as though made on any date after the date of this Agreement, (y) such breach or untruth would cause any of the closing conditions in Sections 6.2(a) or (b) not to be satisfied (assuming, in the case of any such untruth, that such date was the Closing Date) and

(z) such breach or untruth is not curable or, if curable, is not cured by the Company within thirty (30) days after written notice thereof is given by Acquiror to the Company.
          (d) In the event that this Agreement is terminated either (i) pursuant to Section 8.2(b)(i) or Section 8.2(b)(ii) or (ii) pursuant to Section 8.2(a) and at the time of termination pursuant to Section 8.2(a) (or, if the End Date has been extended pursuant to clause (y) of Section 8.2(a), at the time of such extension) all conditions in Section 6.1 and Section 6.2 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) have been (or, in the case of a clause (y) extension, were) satisfied other than any condition in Section 6.1(a) or Section 6.1(c), then the Ultimate Parent shall promptly, but in no event later than five (5) Business Days after the date of such termination, pay or cause to be paid to the Company by wire transfer of same day funds (it being understood that in no event shall the Ultimate Parent be required to pay the Termination Fee on more than one occasion) an amount equal to $50 million (the “Termination Fee”). The parties acknowledge that the agreements contained in this Section 8.2(d) are an integral part of the transactions contemplated by this Agreement and that without these agreements the parties would not enter into this Agreement; accordingly, if the Ultimate Parent fails to promptly pay the Termination Fee due pursuant to this Section 8.2(d) and, in order to obtain such payment, the Company commences a suit that results in a judgment against the Ultimate Parent for the Termination Fee, the Ultimate Parent shall pay to the Company its reasonable out-of-pocket costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the Termination Fee from the date the Termination Fee was required to be made through the date of payment at the prime rate of Citibank N.A. in effect on such required payment date (such costs, expenses, interest and the Termination Fee collectively, the “Termination Payments”). Notwithstanding anything to the contrary in this Agreement, (i) the Company’s receipt of the Termination Payments from the Ultimate Parent pursuant to this Section 8.2(d) shall, subject to the Company’s rights pursuant to Section 9.5, be the sole and exclusive remedy of the Company and the Subsidiaries and their Affiliates against the Ultimate Parent, the Debt Financing Sources, the former, current and future equity holders, controlling persons, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners or assignees of the Ultimate Parent or any Debt Financing Sources and any former, current or future stockholder, controlling person, director, officer, employee, general or limited partner, member, manager, Affiliate, agent or assignee of any of the foregoing (collectively, the “Buyer Entities”) for any loss suffered as a result of any breach by Acquiror, Acquiror Sub or the Ultimate Parent of any representation, warranty, covenant or agreement or the failure of the Merger to be consummated, and upon payment of the Termination Payments none of the Buyer Entities shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement. In the event that, subject to the Company’s rights under the Section 9.5, the Company or any of its Affiliates asserts in any litigation or other proceeding (A) that the provisions of this Section 8.2(d) limiting the liability of the Buyer Entities for the matters described herein to the Termination Payments or the other provisions of this Section 8.2(d) are illegal, invalid or unenforceable in whole or in part, (B) that the Ultimate Parent or any Debt Financing Source is liable for payments in excess of the Termination Payment or any other Buyer Entity has any liability hereunder or (C) any theory of liability against any Buyer Entity with respect to this Agreement or the transactions contemplated hereby other than the Ultimate Parent’s obligation to pay the Termination Fee pursuant to this Section 8.2(d), then (i) the obligations of the Ultimate Parent under this Section 8.2(d) shall terminate ab initio and be null and void, (ii) if the Ultimate Parent has previously made any payments pursuant to this Section 8.2(d), it shall be entitled to recover such payments and (iii) neither the Ultimate Parent nor any of the Buyer Entities shall have any liability to the Company, the Unit Holders’ Representative, any of the Unit Holders or any of their respective Affiliates with respect to this Agreement or the transactions contemplated by the Agreement. For the avoidance of doubt, subject to the Company’s rights under the Section 9.5, under no circumstances will the Company be entitled to monetary damages from any Buyer Entity other than the Ultimate Parent or any monetary damages from the Ultimate Parent in excess of the amount of the Termination Payment. While the Company may pursue both a grant of specific performance pursuant to the last sentence of Section 9.5(a) and the payment of the Termination Fee pursuant to this Section 8.2(d), under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance and any money damages, including all or any portion of the Termination Fee.
     Section 8.3 Effect of Termination. If this Agreement is terminated in accordance with Section 8.1 or 8.2, this Agreement shall thereafter become void and have no effect, and no party hereto shall have any liability to the other party or parties hereto or their respective Affiliates, or their respective directors, officers or employees, except for the obligations of the parties hereto contained in this Section 8.3 and in Sections 9.1, 9.4, 9.7, 9.8 and 9.10 (and any related definitional provisions set forth in Article I); provided, that nothing in this Section 8.3 shall relieve any party from liability for any breach of this Agreement that arose prior to such termination.
ARTICLE IX.
MISCELLANEOUS
     Section 9.1 Notices. All notices and communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the party for whom it is intended or delivered by hand delivery, by registered or certified U.S. first-class mail, with return receipt requested and all postage and other fees prepaid, by reputable overnight courier service or by facsimile, provided that printed confirmation of such facsimile transmission is promptly received by the sender, to the Person at the address set forth below, or such other address as may be designated in writing hereafter, in the manner set forth herein, by such Person:

To Ultimate Parent,
Acquiror or
Acquiror Sub:	BBHI Holdings LLC
c/o CSC Holdings, LLC
1111 Stewart Avenue,
Bethpage, New York 11714
	Attention:	General Counsel
	Telephone:	(516) 803-1133
	Facsimile:	(516) 803-2577
	Email:	dellen@cablevision.com

With a copy to:	Sullivan & Cromwell LLP
125 Broad Street,
New York, NY 10004
	Attention:	John P. Mead
Duncan C. McCurrach
	Facsimile:	(212) 558-3588
	Email:	meadj@sullcrom.com
mccurrachd@sullcrom.com

To the Company:	Bresnan Communications, LLC
One Manhattanville Road
Purchase, NY 10577
	Attention:	Jeffrey S. DeMond
Robert V. Bresnan
	Phone:	(914) 641-3315 (DeMond)
(914) 641-3335
	Facsimile:	(914) 641-3435
	Email:	jdemond@bresnan.com
rbresnan@bresnan.com

With copies to:	Holland & Hart LLP
555-17th Street, Suite 3200
Denver, CO 80202
	Attention:	Katherine A. LeVoy, Esq.
	Phone:	(303) 295-8242
	Facsimile:	(303) 295-8261
	Email:	klevoy@hollandhart.com

and

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
	Attention:	Michael E. Weisser, Esq.
	Telephone:	212-310-8249
	Facsimile:	1-212-310-8007
	Email:	Michael.weisser@weil.com
     Section 9.2 Amendment; Waiver. Any provision of this Agreement may be amended or waived only if such amendment or waiver is in writing and signed, in the case of an amendment, by Acquiror and the Company, or in the case of a waiver, by the party or parties against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.
     Section 9.3 No Assignment or Benefit to Third Parties. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, legal representatives and permitted assigns. No party to this Agreement may assign any of its rights or delegate any of its obligations under this Agreement, by operation of Law or otherwise, without the prior written consent of the other party hereto, except that Acquiror or Acquiror Sub may assign any and all of its rights under this Agreement to any Debt Financing Source in connection with the Debt Financing or to another wholly owned subsidiary of Acquiror without the prior written consent of the Company (but no such assignment shall relieve Acquiror or Acquiror Sub of any of their respective obligations hereunder). Nothing in this Agreement, express or implied, is intended to confer upon any Person other than Acquiror, the Company, the Indemnitees and their respective successors, legal representatives and permitted assigns, any rights or remedies under or by reason of this Agreement other than the rights of the Debt Financing Sources to enforce the rights granted to them in Section 8.2(d) and Section 9.9.
     Section 9.4 Entire Agreement. This Agreement (including all Schedules, Exhibits and Annexes hereto) and the Unit Holders’ Agreement contains the entire agreement among the parties hereto and thereto with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, except for the Confidentiality Agreement, which shall remain in full force and effect in accordance with its terms.
     Section 9.5 Enforcement.
          (a) Irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur if the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of such parties hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. Each party shall be, entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement by the other parties hereto and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which each such party is entitled at law or in equity. No party will oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such other order or injunction. Notwithstanding the foregoing, the Company shall be entitled to seek specific performance of the Ultimate Parent’s obligation to cause the Equity Financing to be funded to fund the Merger if (but only if) (i) all conditions in Sections 6.1 and 6.2 have been satisfied (or, with respect to those conditions that by their nature are to be satisfied at Closing, are capable of being satisfied at the Closing) at the time when the Closing would have occurred but for the failure of the Equity Financing to be funded, (ii) the Marketing Period has ended and the Debt Financing provided for by the Debt Commitment Letters (or, if alternative financing is being used in accordance with Section 5.11, pursuant to the commitments with respect thereto) has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing, and (iii) the Company has irrevocably confirmed that if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Closing pursuant to Article II will occur.
          (b) Notwithstanding anything herein to the contrary, the Company shall be entitled to seek specific performance to cause Acquiror to enforce the terms of the Debt Financing Commitments, including by demanding Acquiror to file one or more lawsuits against the Debt Financing Sources to fully enforce such sources’ obligations thereunder and Acquiror’s rights thereunder.
          (c) To the extent a party brings any Action to enforce specifically the performance of the terms and provisions of this Agreement when expressly available to such party pursuant to the terms of this Agreement, the End Date shall automatically be extended by (i) the amount of time during which such Action is pending, plus twenty Business Days, or (ii) if such other time period established by the court presiding over such Action.
     Section 9.6 Public Disclosure. Notwithstanding anything to the contrary contained herein, except as may be required to comply with the requirements of any applicable Law and the rules and regulations of any stock exchange upon which the securities of one of the parties or any of their respective Affiliates is listed, no press release or similar public announcement or communication shall be made or caused to be made relating to this Agreement unless specifically approved in advance by Acquiror and the Company (or after Closing, by the Unit Holders’ Representative).
     Section 9.7 Expenses. Except as otherwise expressly provided herein this Agreement, regardless of whether the Closing occurs, all costs, expenses and Taxes incurred in connection with this Agreement and the Merger shall be borne by the party incurring such costs and expenses or the party upon which such costs, expenses or Taxes are imposed by applicable Law.
     Section 9.8 Schedules. The disclosure of any matter in any Section of the Company Disclosure Schedule or of the Acquiror Disclosure Schedule shall be deemed to be a disclosure for purposes of any other Section of this Agreement to which the application of such disclosure to such Section is reasonably apparent from the face of such disclosure, but shall not be deemed to constitute an admission by the Company or Acquiror or to otherwise imply that any such matter is material for the purposes of this Agreement, unless the inclusion of such matter in such Disclosure Schedule is required to make the representation true.
     Section 9.9 Governing Law; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury. THE AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW. Each party hereto agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the Merger, exclusively in the Delaware Court of Chancery or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the District of Delaware (the “Chosen Courts”), and solely in connection with claims arising under this Agreement or the Merger (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party hereto and (iv) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 9.1 of this Agreement. Each party hereto irrevocably designates Corporation Service Company as its agent and attorney-in-fact for the acceptance of service of process and making an appearance on its behalf in any such claim or proceeding and for the taking of all such acts as may be necessary or appropriate in order to confer jurisdiction over it before the Chosen Courts and each party hereto stipulates that such consent and appointment is irrevocable and coupled with an interest. Each party hereto irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the Merger. Notwithstanding the foregoing, each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Debt Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof) and that the provisions of this Section 9.9 relating to the waiver of jury trial shall apply to any such action, cause of action, claim, cross-claim or third-party claim.
     Section 9.10 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same Agreement.
     Section 9.11 Headings. The heading references herein and the table of contents hereof are for convenience purposes only, and shall not be deemed to limit or affect any of the provisions hereof.
     Section 9.12 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, to the extent as shall be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.
[The remainder of this page is intentionally left blank.]

     The parties have executed or caused this Agreement to be executed as of the date first written above.

     ACQUIROR:
     BBHI HOLDINGS LLC
     By: CSC Holdings, LLC, its sole member

By:	/s/ Gregg Seibert
	Name:	Gregg Seibert
	Title:	Executive Vice President

     ACQUIROR SUB:
     BBHI ACQUISITION LLC
     By: BBHI Holdings LLC, its sole member
     By: CSC Holdings, LLC, its sole member

By:	/s/ Gregg Seibert
	Name:	Gregg Seibert
	Title:	Executive Vice President

     COMPANY:
     BRESNAN BROADBAND HOLDINGS, LLC
     By: Bresnan Communications, Inc., its manager

By:	/s/ Andrew C. Kober
	Name:	Andrew C. Kober
	Title:	Executive Vice President and CFO

UNIT HOLDERS’ REPRESENTATIVE:
PROVIDENCE EQUITY BRESNAN CABLE LLC

By: Providence Equity Partners IV L.P., its member
By: Providence Equity GP IV L.P., its general partner
By: Providence Equity Partners IV L.L.C., its general partner

By:	/s/ Michael Dominguez
	Name:	Michael Dominguez
	Title:	Managing Director

     And, solely for the purpose of Sections 5.4(c) and 8.2(d),
     ULTIMATE PARENT:
     CSC HOLDINGS, LLC

By:	/s/ Gregg Seibert
	Name:	Gregg Seibert
	Title:	Executive Vice President